BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Bryce Cox B.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

September 16, 2005

[redacted]

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: **Office of International Corporate Finance**
C/o Susan Min

Dear Sirs:

Re: MAXIMUM VENTURES INC. (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-3923

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since August 3, 2004:

A. Copies of the Issuer's Annual Reports on Form 6 as of June 24, 2004 and June 24, 2005.

B. Copies of Notices of Change of Directors filed during the relevant period.

C. Annual General Meeting

- copy of revised Notice of Meeting and Record Date
- copy of Notice of Cancellation of Shareholders Meeting
- copy of revised Notice of Meeting and Record Date
- copy of Notice of Annual General Meeting
- copy of Information Circular
- copy of Form of Proxy
- copy of Financial Statements Request Return Card

D. Audited Financial Statements and accompanying Management Discussion and Analysis ("MD&A")

- copy of audited financial statements for the year ended September 30, 2004 with relevant MD&A.

E. Unaudited Financial Statements and accompanying MD&As

- copies of unaudited financial statements for the periods ended June 30, 2004, December 31, 2004 and March 31, 2005, all with relevant MD&A.

F. Copies of Certification of Annual Filings (Forms 52-109F1) filed with the British Columbia and Alberta Securities Commissions.

G. Copies of Certifications of Interim Filings (Forms 52-109FT2) filed with the British Columbia and Alberta Securities Commissions.

H. Copies of news releases issued during the relevant period.

I. Copy of Exempt Distribution Report (Form 45-103F4) filed with the British Columbia Securities Commission.

J. Copies of Material Change Reports (Forms 51-102F3) filed with the British Columbia and Alberta Securities Commissions.

K. Copy of TSX Venture Exchange letter of approval.

We also enclose an updated Schedule of Reporting Obligations for the Issuer.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

Enclosures

82-3923

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St
Victoria BC
250 356-8626

Annual Report

BC COMPANY

Form 6
BUSINESS CORPORATIONS ACT
Section 51

Filed Date and Time:	**December 14, 2004 03:35 PM Pacific Time**

ANNUAL REPORT DETAILS

NAME OF COMPANY

MAXIMUM VENTURES INC.
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6

INCORPORATION NUMBER
BC0294425

DATE OF RECOGNITION
June 24, 1985

DATE OF ANNUAL REPORT (ANNIVERSARY DATE OF RECOGNITION IN BC)
June 24, 2004

OFFICER INFORMATION AS AT JUNE 24, 2004.

Last Name, First Name, Middle Name:
BROOKS, DOUGLAS B.
Office(s) Held: (CEO, CFO, President)

Mailing Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R3L1

Delivery Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R3L1

Last Name, First Name, Middle Name:
WEGNER, GWEN
Office(s) Held: (Secretary)

Mailing Address:
407 2575 WARE ST.
ABBOTSFORD BC V2S3E2

Delivery Address:
407 2575 WARE ST.
ABBOTSFORD BC V2S3E2

82-3923

Date and Time: July 20, 2005 08:21 PM Pacific Time

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Annual Report

BC COMPANY

FORM 6
BUSINESS CORPORATIONS ACT
Section 51

Filed Date and Time: **July 20, 2005 08:21 PM Pacific Time**

ANNUAL REPORT DETAILS

NAME OF COMPANY	INCORPORATION NUMBER **BC0294425**
MAXIMUM VENTURES INC. 501 905 WEST PENDER STREET VANCOUVER BC V6C 1L6 CANADA	DATE OF RECOGNITION **June 24, 1985**
	DATE OF ANNUAL REPORT (ANNIVERSARY DATE OF RECOGNITION IN BC) **June 24, 2005**

OFFICER INFORMATION AS AT June 24, 2005

Last Name, First Name, Middle Name:
BROOKS, DOUGLAS B.

Office(s) Held: (CEO, CFO, President)

Mailing Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R3L1

Delivery Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R3L1

Last Name, First Name, Middle Name:
WEGNER, GWEN
Office(s) Held: (Secretary)

Mailing Address:
36252 STEPHEN LEACOCK DRIVE
ABBOTSFORD BC V6K 1V5
CANADA

Delivery Address:
36252 STEPHEN LEACOCK DRIVE
ABBOTSFORD BC V6K 1V5
CANADA

Date and Time: May 9, 2005 03:03 PM Pacific Time

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Change of Directors

FORM 10
BUSINESS CORPORATIONS ACT
Section 127

Filed Date and Time: **May 9, 2005 03:02 PM Pacific Time**

Incorporation Number:
BC0294425

Name of Company:
MAXIMUM VENTURES INC.

Date of Change of Directors

March 28, 2005

Director(s) who have ceased to be Directors

Last Name, First Name, Middle Name:
CLARANCE, NEAL

Mailing Address:
#1305-33 CHESTERFIELD PLACE
NORTH VANCOUVER BC V7M 3K4
CANADA

Delivery Address:
#1305-33 CHESTERFIELD PLACE
NORTH VANCOUVER BC V7M 3K4
CANADA

Director(s) as at March 28, 2005

Last Name, First Name, Middle Name:
BROOKS, DOUGLAS B.

Mailing Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R3L1

Delivery Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R3L1

Last Name, First Name, Middle Name:
BURNETT, HUGH

Mailing Address:
2180 ARGYLE AVENUE
SUITE 901
WEST VANCOUVER V7K1A4

Delivery Address:
2180 ARGYLE AVENUE
SUITE 901
WEST VANCOUVER V7K1A4

Last Name, First Name, Middle Name:
DRINOVZ, LEETA M.

Mailing Address:
407 2173 WEST 6TH AVE
VANCOUVER BC V6K1V5

Delivery Address:
407 2173 WEST 6TH AVE
VANCOUVER BC V6K1V5

82-3923

Date and Time: July 7, 2005 11:25 AM Pacific Time

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Change of Directors

FORM 10
BUSINESS CORPORATIONS ACT
Section 127

Filed Date and Time: **July 7, 2005 11:24 AM Pacific Time**

Incorporation Number:
BC0294425

Name of Company:
MAXIMUM VENTURES INC.

ate of Change of Directors

June 29, 2005

New Director(s)

Last Name, First Name, Middle Name:
Knight, Georgia V

Mailing Address:
801-1003 BURNABY STREET
VANCOUVER BC V6E 4R7
CANADA

Delivery Address:
801-1003 BURNABY STREET
VANCOUVER BC V6E 4R7
CANADA

Director(s) as at June 29, 2005

Last Name, First Name, Middle Name:
BROOKS, DOUGLAS B.

Mailing Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R3L1

Delivery Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R3L1

Last Name, First Name, Middle Name:
URNETT, HUGH

Mailing Address:	Delivery Address:
2180 ARGYLE AVENUE UITE 901 WEST VANCOUVER V7K1A4	2180 ARGYLE AVENUE SUITE 901 WEST VANCOUVER V7K1A4

Last Name, First Name, Middle Name:
DRINOVZ, LEETA M.

Mailing Address:	Delivery Address:
407 2173 WEST 6TH AVE VANCOUVER BC V6K1V5	407 2173 WEST 6TH AVE VANCOUVER BC V6K1V5

Last Name, First Name, Middle Name:
Knight, Georgia V

Mailing Address:	Delivery Address:
801-1003 BURNABY STREET VANCOUVER BC V6E 4R7 CANADA	801-1003 BURNABY STREET VANCOUVER BC V6E 4R7 CANADA

82-3923

MAXIMUM VENTURES INC.

501 – 905 West Pender Street, Vancouver, British Columbia V6C 1L6
Tel: (604) 669-5819 Fax: (604) 669-5886

REVISED

NOTICE OF MEETING AND RECORD DATE

TO: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Pursuant to the requirements of National Instrument 54-101, Maximum Ventures Inc. hereby advises the following with respect to the upcoming Meeting of Shareholders:

1	CUSIP Number	:	577925 20 9
2	Meeting Type	:	Annual and Special General
3	Meeting Location	:	Vancouver
4	Meeting Date	:	June 30, 2005
5	Record Date for Notice	:	May 30, 2005
6	Record Date for Voting	:	May 30, 2005
7	Beneficial Ownership Determination Date	:	May 30, 2005
8	Class of Securities Entitled to Receive Notice and Vote	:	Common
9	Business Type	:	Routine and Non-Routine

DATED AT VANCOUVER, BRITISH COLUMBIA, as of the 3rd day of May, 2005.

Sincerely,

MAXIMUM VENTURES INC.

PER: ***"Douglas B. Brooks"***

DOUGLAS B. BROOKS
President

82-3923

MAXIMUM VENTURES INC.

501 – 905 West Pender Street, Vancouver, British Columbia V6C 1L6
Tel: (604) 669-5819 Fax: (604) 669-5886

June 9, 2005

TO: All Applicable Commissions & Stock Exchanges

Dear Sirs:

NOTICE OF CANCELLATION OF SHAREHOLDERS MEETING

We hereby confirm that the Annual & Special Meeting of shareholders of Maximum Ventures Inc. to be held on June 30, 2005 has been *cancelled.*

We are filing this information with you in accordance with the established procedures pursuant to National Instrument 54-101.

Yours truly,

MAXIMUM VENTURES INC.

PER: *"Douglas B. Brooks"*

DOUGLAS B. BROOKS
President

fc: CDS & Co. via facsimile: 514.848.6039

82-3923

MAXIMUM VENTURES INC.

501 – 905 West Pender Street, Vancouver, British Columbia V6C 1L6
Tel: (604) 669-5819 Fax: (604) 669-5886

REVISED
NOTICE OF MEETING AND RECORD DATE

TO: All Applicable Commissions & Stock Exchanges

Dear Sirs:

RE: Maximum Ventures Inc. (the "Issuer")
Notice of Meeting and Record Date (Revised)

Pursuant to the requirements of National Instrument 54-101, Maximum Ventures Inc. hereby advises the following (revised) information with respect to the Issuer's upcoming Annual & Special meeting of shareholders:

CUSIP Number	:	CA 577925 20 9
Meeting Type	:	Annual and Special
Meeting Date	:	**August 31, 2005** (Revised)
Record Date for Notice	:	July 27, 2005
Record Date for Voting	:	July 27, 2005
Beneficial Ownership Determination Date	:	July 27, 2005
Class of Securities Entitled to Receive Notice	:	Common
Class of Securities Entitled to Vote	:	Common
OBO Distribution Payment	:	Issuer will NOT pay for OBO's
Mail Distributed to	:	Non-Declining Holders
Meeting Location	:	Vancouver, BC
Business Type	:	Routine and Non-Routine

DATED AT VANCOUVER, BRITISH COLUMBIA, as of the 9th day of June, 2005.

Yours truly,

MAXIMUM VENTURES INC.

PER: *"Douglas B. Brooks"*

DOUGLAS B. BROOKS
President

fc: CDS & Co. via facsimile: 514.848.6039

82-3923

MAXIMUM VENTURES INC.

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of the Shareholders of **Maximum Ventures Inc.** (hereinafter called the "Company") will be held at the offices of the Company at 501 - 905 West Pender Street, Vancouver, British Columbia on August 31, 2005 at the hour of eleven o'clock in the forenoon for the following purposes:

(a) To receive and consider the Reports of the Directors, the audited financial statements of the Company for the year ended September 30, 2004 and the report of the auditor thereon;

(b) To re-appoint Minni, Clark & Company, Certified General Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors;

(c) To elect Directors for the ensuing year;

(d) To consider and, if thought fit, to approve the proposed stock option plan for implementation by the Company;

(e) To consider and, if thought fit, to approve by special resolution, the removal of the application of the Pre-existing Company Provisions (as defined in the *Business Corporations Act* British Columbia), as more fully disclosed in the accompanying Information Circular;

(f) To consider and, if thought fit, to approve by special resolution, the increase of the authorized common share capital of the Company to an unlimited number of common shares without par value, as more fully disclosed in the accompanying Information Circular;

(g) To consider and, if thought fit, to approve by special resolution, the adoption of new Articles of the Company as more fully disclosed in the accompanying Information Circular; and

(h) To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Shareholders who are unable to attend the Annual and Special General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the registered office of the Company at 501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6 not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 27th day of July, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

"Douglas B. Brooks"

DOUGLAS B. BROOKS, President

82-3923

MAXIMUM VENTURES INC.

INTERIM FINANCIAL STATEMENTS

December 31, 2004

(Unaudited)

MAXIMUM VENTURES INC.

December 31, 2004

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

MAXIMUM VENTURES INC.
BALANCE SHEETS

	December 31, 2004 (Unaudited)	September 30, 2004 (Audited)
ASSETS		
Current		
Cash and cash equivalents	$ 10,017	$ 71,674
GST receivable	25,217	14,346
Advances and prepaid expenses	134,312	125,208
Refundable deposit	1,000	1,000
	170,546	212,228
Equipment – Note 3	30,282	3,950
Mineral properties – Note 2	341,102	329,787
	$ 541,930	$ 545,965
LIABILITIES		
Current		
Accounts payable and accrued liabilities – Note 5	$ 111,462	$ 215,855
Interest accrued	7,063	7,063
Loans payable	8,794	50,394
Due to related parties	2,820	6,585
	130,139	279,897
SHAREHOLDERS' EQUITY		
Share Capital - Note 4	4,762,611	4,762,611
Share subscriptions	580,000	264,000
Contributed surplus	600,650	600,650
Deficit	(5,531,470)	(5,361,193)
	411,791	266,068
	$ 541,930	$ 545,965

APPROVED BY DIRECTORS:

"Douglas Brooks" **Director** *"Leeta Drinovz"* **Director**

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.

INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
For the three months ended December 31, 2004 and 2003
(Unaudited)

		Three Months Ended December 31, 2004		Three Months Ended December 31, 2003
EXPENSES				
Amortization	$	**541**	$	114
Bank charges and interest – Note 5		**4,363**		5,263
Management fees – Note 5		**7,500**		7,500
Office & miscellaneous		**1,362**		2,521
Professional fees		**88,132**		5,800
Property investigation		**49,654**		-
Rent		**9,000**		9,000
Shareholders communication		**7,200**		1,954
Transfer agent and filing fees		**1,733**		6,749
Travel and promotion		**792**		3,337
NET LOSS FOR THE PERIOD		**170,277**		42,238
DEFICIT, BEGINNING OF THE PERIOD		**5,361,193**		3,562,909
DEFICIT, END OF PERIOD	$	**5,531,470**	$	3,605,147
NET LOSS PER SHARE	$	**0.01**	$	0.01

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.
INTERIM STATEMENTS OF CASH FLOWS
For the three months ended December 31, 2004 and 2003
(Unaudited)

	Three Months Ended December 31, 2004	Three Months Ended December 31, 2003
OPERATIONS		
Net loss for the period	$ (170,277)	$ (42,238)
Items not involving cash:		
Amortization	541	114
Changes in non-cash working capital items related to operations:		
Advances receivable and prepaid expenses	(9,104)	(85,307)
GST receivable	(10,871)	1,471
Accounts payable and accrued liabilities	(104,393)	(164,117)
Due to related parties	(3,765)	(29,814)
Interest accrued	-	(6,410)
Cash used in operating activities	(297,869)	(326,301)
INVESTING ACTIVITIES		
Equipment	(26,873)	-
Resource properties acquisition costs	-	(95,000)
Deferred exploration costs	(11,315)	(50,150)
Cash used in investing activities	(38,188)	(145,150)
FINANCING ACTIVITIES		
Common shares issued for cash	-	604,500
Common shares subscription	316,000	-
Share issue costs	-	(25,000)
Loans payable	(41,600)	(213,750)
Cash provided by financing activities	274,400	365,750
INCREASE (DECREASE) IN CASH DURING THE PERIOD	(61,657)	(105,701)
CASH, BEGINNING OF THE PERIOD	71,674	182,330
CASH, END OF PERIOD	$ 10,017	$ 76,629
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

SEE ACCOMPANYING NOTES

Note 1 **Interim Reporting**

While the information presented in the accompanying interim financial statements are unaudited, it includes all adjustments which are in the opinion of management necessary to present fairly the financial position, results of operations and changes in financial position for the interim period presented. It is suggested that these interim financial statements be read in conjunction with the Company's annual September 30, 2003 audited financial statements.

Note 2 **Resource Property Costs**

Stump Lake Property, Canada

In May 2002, the Company entered into an option agreement for the acquisition of up to a 100% interest in the Stump Lake epithermal gold property from Braniff Gold Corp. ("Braniff"), a private British Columbia company.

As consideration, the Company has to issue common shares, incur exploration expenditures, and make cash payments as follows:

Exploration expenditures:

On or before November 30, 2004 (year extended to 2005)	$ 200,000
On or before November 30, 2006	300,000
	$ 500,000

As at December 31, 2004 the total amount of $71,100 had been incurred.

Cash payments:

Within seven days of acceptance by TSX Venture Exchange ("TSX")	$ 150,000 (paid)
On or before November 1, 2002	25,000 (paid)
On or before November 30, 2003	75,000 (paid)
On or before November 30, 2005	50,000
On or before November 30, 2006	50,000
	$ 350,000

Common shares:

The Company is required to issue to Braniff 200,000 common shares (issued) at a deemed price of $0.10 per share within 10 days of acceptance by TSX. The property is subject to a 3% net smelter return royalty.

Note 2 **Resource Property Costs - Cont'd**

Edren and Ulaan Properties, Mongolia

The Company entered into two option agreements with Brant Enterprises Inc. ("Brant") dated November 1, 2003 to acquire up to a 75% interest in the Edren Properties and the Ulaan Properties consisting of a total of six exploration licenses located in Mongolia. As consideration the Company agreed to make total cash payments of US$980,000, to issue altogether 6,750,000 common shares and to incur exploration expenditures totalling US$4,000,000 as follows:

	Edren Properties	Ulaan Properties
To earn the first 60% interest:		
Within seven days of TSX acceptance for filing of the agreements to pay and issue	US$100,000 (payment extended until further notice) 500,000 common shares (issued)	US$100,000 (payment extended until further notice) 1,000,000 common shares (issued)
On or before May 1, 2005 to issue an additional	750,000 common shares	1,000,000 common shares
To make cash payments to November 1, 2007 totalling	US$300,000	US$480,000
To fund exploration staged over four years to November 1, 2007 totalling	US$1,750,000	US$2,250,000
On or before November 1, 2007 to issue further	1,500,000 common shares	2,000,000 common shares

Upon the Company having earned a 60% interest in the Edren properties and Ulaan properties, the Company and Brant will form a joint venture to further explore and develop these properties.

The Company has the right to earn a further 15% interest in these two portfolios of gold and copper properties by funding the completion of a positive bankable feasibility study in each portfolio of properties. The two properties are subject to a 1.7% NSR royalty and a 25% carried interest to production in favour of Brant. The Company agreed to issue as finders' fees 125,000 common shares (50,000 shares issued) for the Edren properties, and 200,000 common shares (100,000 shares issued) for the Ulaan properties.

Subsequent to September 30, 2004 a dispute has arisen as to the Company's title and beneficial rights to the Edren properties and Ulaan properties in Mongolia. The Company is reviewing its legal options. As at September 30, 2004 the cost of the Mongolia properties and related deferred exploration costs were each written down to a nominal value of $ 1 in view of a dispute concerning the Company's title and ownership rights.

Note 2 **Resource Property Costs - Cont'd**

Edren and Ulaan Properties, Mongolia

Pursuant to a letter agreement dated April 27, 2005, all payments to be made to Brant, including property payments of US$200,000 which were due on the Mongolian properties, have been waived until further notice of the requirement by a person who is asserting beneficial ownership of the remaining interest in the Ulaan and Edren properties.

Note 3 **Equipment**

	Cost	Accumulated Amortization	Net Carrying Amount 2004	2003
Computer	$ 4,909	$ 1,190	$ 3,719	$ 2,746
Office equipment	2,052	201	1,851	-
Automobile	25,000	288	24,712	-
	$ 31,961	$ 1,679	$ 30,282	$ 2,746

Note 4 **Share Capital**

Authorized:

100,000,000 common shares without par value.

Issued and Fully Paid		Number of Shares	Dollar Value
Balance September 30, 2002		9,560,171	$ 3,302,611
For cash:			
- pursuant to a private placement	– at $0.10	3,000,000	300,000
Share issue costs		-	(12,000)
Balance September 30, 2003		12,560,171	$ 3,590,611
For cash:			
- for mineral property (Stump Lake)	– at $0.10	200,000	20,000
- pursuant to exercise of stock options	– at $0.15	1,150,000	172,500
- pursuant to exercise of warrants	– at $0.10	1,800,000	180,000
- pursuant to private placement	– at $0.1275	3,231,372	387,000
- for mineral property (Mongolia)	– at $0.25	1,500,000	375,000
- for mineral property (finder's fee)	– at $0.1275	150,000	37,500
Balance September 30, 2004 and December 31, 2004		20,591,543	4,762,611

As of December 31, 2004, the company's transfer agent held 107,142 common shares in escrow.

Note 4 **Share Capital- cont'd**

Commitments

Stock-based compensation plan

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant. A summary of the status of the stock option plan as of December 31, 2004 and 2003 and changes during the years ending on those dates is presented below:

	December 31, 2004		December 31, 2003	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	1,465,000	$0.65	1,256,000	$0.15
Granted	-		1,465,000	$0.65
Exercised	-		(1,150,000)	$0.15
Options outstanding and exercisable at end of period	1,465,000	$0.65	1,571,000	$0.62

At December 31, 2004 the following share purchase options were outstanding entitling the holder to purchase one common share of the company for each option held:

Number of Shares	Exercise Price	Expiry Date
1,465,000	$0.65	December 3, 2005

Share purchase warrants

At December 31, 2004 the following share purchase warrants were outstanding entitling the holder to purchase one common share of the company for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
3,231,372	$0.25	December 31, 2005

During the three months ended December 31, 2004, warrants for 2,790,000 shares at $0.10 per share were exercised to net the Company $279,000. These shares were issued subsequent to December 31, 2004.

Note 5 **Related Party Transactions**

During the three months ended December 31, 2004 and 2003, the Company incurred the following costs charged by the company controlled by a director of the Company:

	Three months ended December 31,	
	2004	2003
Management fees	$ 7,500	$ 7,500
Interest	3,923	2,161
	$ 11,423	$ 9,661

These charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

At December 31, 2004, accounts payable includes $ 4,642 (2003: $177) due to a company controlled by director of the Company.

MAXIMUM VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

JUNE 16, 2005

For the three months ended December 31, 2004 Maximum Ventures Inc. ("Maximum" or the "Company") prepared management discussion following the requirements of new securities legislation National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This discussion and analysis of the results of operations should be read in conjunction with the audited financial statements and accompanying notes for the years ended September 30, 2004 and 2003. This discussion and analysis as of June 16, 2005 provides information on the operations of Maximum for the three months ended December 31, 2004 and subsequent to the quarter end.

OVERVIEW

Maximum is a mining exploration company. The Company's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "MVI".

The Company's principal business is the acquisition, exploration and development of mineral properties with a primary focus on exploration properties demonstrating strong potential for hosting large scale ore bodies.

The Company has operations in Mongolia where it is searching primarily for Gold and Copper, and in Canada where it is searching primarily for Gold and Silver.

MINERAL PROPERTIES

	December 31, 2004	September 30, 2004
Property costs		
Stump Lake Property	$ 270,000	$ 270,000
Mongolia Properties	1	1
	270,001	270,001
Deferred exploration costs		
Stump Lake Property	71,100	59,785
Mongolia Properties	1	1
	71,101	59,786
	$ 341,102	$ 329,787

Stump Lake Property, Canada

Acquisition

In May 2002, the Company entered into an option agreement for the acquisition of up to a 100% interest in the Stump Lake epithermal gold property from Braniff Gold Corp. ("Braniff"), a private British Columbia company.

As consideration, the Company has to issue common shares, incur exploration expenditures, and make cash payments as follows:

MINERAL PROPERTIES – CONT'D

Stump Lake Property, Canada – Cont'd

Exploration expenditures:

On or before November 30, 2004 (year extended to 2005)	$ 200,000
On or before November 30, 2006	300,000
	$ 500,000

As at December 31, 2004 the total amount of $71,100 had been incurred.

Cash payments:

Within seven days of acceptance by TSX Venture Exchange ("TSX")	$ 150,000 (paid)
On or before November 1, 2002	25,000 (paid)
On or before November 30, 2003	75,000 (paid)
On or before November 30, 2005	50,000
On or before November 30, 2006	50,000
	$ 350,000

Common shares:

The Company is required to issue to Braniff 200,000 common shares (issued) at a deemed price of $0.10 per share within 10 days of acceptance by TSX. The property is subject to a 3% net smelter return royalty.

Exploration

In the summer/fall of 2004 Maximum Ventures Inc. conducted a geological mapping, sampling and trenching program on the Stump Lake Property to obtain more detailed information about the extent and grade of the base and precious metals mineralization. A total of 22 trenches (200.3 meters) were excavated to uncover the mineralized shear zones between the old workings and to explore the areas of coincident geochemical and geophysical anomalies. A total of 112 grab, chip, and contiguous channel samples were collected from the trenches, old shafts and a pit and 16 grab, float, chip and discontinuous channel samples were collected from old workings and dumps during the program.

The structural study has confirmed the presence of several mineralized shear zones hosted in altered, porphyric and/or massive andesite. The main shear zone striking north-north-east is up to 8 wide and can be followed continuously for about 800 meters. Two apparently isolated showings occur along strike, one about 700 meters northeast and the other about 700 meters to the south. A newly discovered, smaller shear zone trending northeast and about 200 meters long occurs about 350 meters to the west.

MINERAL PROPERTIES – CONT'D

Stump Lake Property, Canada – Cont'd

Several minor shear zones striking north to north north-west occur in the central, western and northern parts of the deposit, but their extent along strike is less than 100 meters. The shear zones dip under vertical or nearly vertical angles, but the mineralized quartz veins contained within the shear zones strike and dip under various angles.

The shear zones are made up of heavily altered and mylonitized host rock that encloses quartz – carbonate veins and stringers with disseminated sulfide/sulphosalt mineralization ranging in width from a few centimeters up to 1.4 meters. The disseminated pyrite, arsenopyrite, galena, sphalerite, chalcopyrite and tetrahedrite with scarce gold and silver inclusions occur predominantly in the grey quartz, while the younger, white quartz generation and post-mineralization carbonate veins cut across the mineralized veins.

The samples of vein material collected from old dumps assayed up to 4.29 g/t gold, 4,430g/t silver, 7,290 g/t copper, > 10,000 g/t lead and 4,170 g/t zinc. The average values for selected elements in contiguous channel samples from trenches and old shafts are as follows: 0.234 g/t Au, 5 g/t Ag, 119.5 g/t Cu, 105.9 g/t Pb and 184.2 g/t Zn; the average width of mineralized zone is 1.8 meters. These results indicate that the property has a good potential to host additional precious/base metals mineralization.

The mineralization at Stump Lake represents upper part of an epithermal system that developed during an extensional phase of brittle deformation and hydrothermal activity in Tertiary times and can be classified as an epithermal vein deposit. The deposit has a potential to contain gold mineralization at depth, similar to other deep-seated, epithermal precious metals deposits in British Columbia. The depth extent of the deposit, based on local topography and old mining and exploration works probably exceeds 100 meters.

The Company plans to conduct a further stage of exploration on the Stump Lake property including geological mapping and trenching and depending on the results, a second stage could follow including exploration drilling.

Edren and Ulaan Properties, Mongolia

The Company entered into two option agreements with Brant Enterprises Inc. ("Brant") dated November 1, 2003 to acquire up to a 75% interest in the Edren Properties and the Ulaan Properties consisting of a total of six exploration licenses located in Mongolia. As consideration the Company agreed to make total cash payments of US$980,000, to issue altogether 6,750,000 common shares and to incur exploration expenditures totalling US$4,000,000 as follows:

MINERAL PROPERTIES – CONT'D

Edren and Ulaan Properties, Mongolia – Cont'd

	Edren Properties	Ulaan Properties
To earn the first 60% interest:		
Within seven days of TSX acceptance for filing of the agreements to pay and issue	US$100,000 (payment extended until further notice) 500,000 common shares (issued)	US$100,000 (payment extended until further notice) 1,000,000 common shares (issued)
On or before May 1, 2005 to issue an additional	750,000 common shares	1,000,000 common shares
To make cash payments to November 1, 2007 totalling	US$300,000	US$480,000
To fund exploration staged over four years to November 1, 2007 totalling	US$1,750,000	US$2,250,000
On or before November 1, 2007 to issue further	1,500,000 common shares	2,000,000 common shares

Upon the Company having earned a 60% interest in the Edren properties and Ulaan properties, the Company and Brant will form a joint venture to further explore and develop these properties.

The Company has the right to earn a further 15% interest in these two portfolios of gold and copper properties by funding the completion of a positive bankable feasibility study in each portfolio of properties. The two properties are subject to a 1.7% NSR royalty and a 25% carried interest to production in favour of Brant. The Company agreed to issue as finders' fees 125,000 common shares (50,000 shares issued) for the Edren properties, and 200,000 common shares (100,000 shares issued) for the Ulaan properties.

Subsequent to September 30, 2004 a dispute has arisen as to the Company's title and beneficial rights to the Edren properties and Ulaan properties in Mongolia. The Company is reviewing its legal options. As at September 30, 2004 the cost of the Mongolia properties and related deferred exploration costs were each written down to a nominal value of $ 1 in view of a dispute concerning the Company's title and ownership rights. Pursuant to a letter agreement dated April 27, 2005, all payments to be made to Brant, including property payments of US$200,000 which were due on the Mongolian properties, have been waived until further notice of the requirement by a person who is asserting beneficial ownership of the remaining interest in the Ulaan and Edren properties.

MAXIMUM VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

APPLICATION OF CRITICAL ACCOUNTING ESTIMATES AND CHANGES IN ACCOUNTING POLICIES

Mineral Properties

The acquisition of mineral properties are initially recorded at cost. Producing mineral properties are depleted over their estimated useful lives based upon a method relating recoverable resource reserves to production. Non-producing mineral properties that the Company abandons interest in are written-off in the year of abandonment. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the properties, with any excess included in results of operations. The Company charges all general and administrative expenses not directly related to exploration activities to operations as incurred.

The Company capitalizes all exploration expenditures that result in the acquisition and retention of mineral properties or an interest therein. The accumulated costs including applicable exploration expenditures relative to non-productive mineral properties that the Company abandons interest in are written-off when management determines abandonment is appropriate. Otherwise, the exploration expenditures are depleted over the estimated lives of the producing mineral properties based on a method relating recoverable reserves to production.

The mineral properties and deferred exploration expenditures are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. When there is evidence of impairment, the net carrying amount of the asset will be written down to its net recoverable amount which is the estimated undiscounted future net cash flows expected to result from the asset and its eventual disposition. The loss on impairment written off is not reversed even if circumstances change and the net recoverable amount subsequently increases. The amounts shown as mineral properties and deferred exploration expenditures represent unamortized costs to date and do not necessarily reflect present or future values.

Stock-based compensation

The Company has a stock-based compensation plan as disclosed in note 5, whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new recommendations required that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information.

Effective for periods beginning on or after January 1, 2004 pro-forma disclosure only will no longer be permitted and the fair value of all stock options granted, whether they be to employees, directors or non-

APPLICATION OF CRITICAL ACCOUNTING ESTIMATES AND CHANGES IN ACCOUNTING POLICIES – Cont'd

Stock-based compensation – Cont'd

employees must be accounted for.

Beginning October 1, 2003, the Company adopted, on a retrospective basis, the fair value based method of accounting for stock-based compensation for the granting of all stock options and direct awards of stock.

Under the fair value method, a compensation cost is measured at fair value for stock options granted at the grant date and is expensed when they have been vested, with a corresponding increase to contributed surplus. Upon the exercise of the stock options consideration paid together with the applicable amount of contributed surplus are transferred to share capital.

SELECTED FINANCIAL INFORMATION

The following table presents unaudited selected financial information for the three months ended December 31, 2004 and 2003 and the last three audited fiscal years ended September 30, 2004, 2003 and 2002:

	Three months ended December 31, 2004	Three months ended December 31, 2003	Year ended September 30, 2004	Year ended September 30, 2003	Year ended September 30, 2002
	$	$	$	$	$
Revenue	-	-	-	-	-
Net loss	(170,277)	(42,238)	(1,798,284)	(185,012)	(207,814)
Basic and diluted loss per share	(0.01)	(0.01)	(0.09)	(0.02)	(0.03)
Total assets	541,930	847,275	545,965	744,104	42,846

For the three months ended December 31, 2004 the net loss was $170,277 or $0.01 per share compared to the net loss of $42,238 or $0.01 per share (303% increase) for the same period in 2003. The increase in the net loss was primarily due to $82,332 increase in professional fees, $49,654 in mineral properties investigation costs and $5,246 in shareholder communication expenditures.

For the year ended September 30, 2004 the net loss was $1,798,284 or $0.09 per share compared to the net loss of $185,012 or $0.02 per share (872% increase) for the year ended September 30, 2003. The increase in the net loss was primarily due to $674,680 (2003: $Nil) write-down of mineral properties and deferred exploration costs, $600,650 (2003: $Nil) stock based compensation expense, $166,000 (2003: $Nil) property investigation expense and $21,149 (2003: $Nil) shareholder communication expenditures recorded by the Company during the year ended September 30, 2004. In addition to these costs the Company incurred $82,845 increase in office and miscellaneous expenditures, $17,441 in professional fees, $25,709 in transfer agent and filing fees and $19,223 in travel and promotion costs.

MAXIMUM VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

Current quarter and Year-to-date

For the quarter ended December 31, 2004 the net loss was $170,277 or $0.01 per share compared to the net loss of $42,238 or $0.01 per share (303% increase) for the same period in 2003. The increase in the net loss was primarily due to $82,332 increase in professional fees, $49,654 in mineral properties investigation costs and $5,246 in shareholder communication expenditures. These increases were offset by the decrease of $1,159 in office and miscellaneous expenses, $5,016 in transfer agent and filing fees and $2,545 in travel and promotion costs.

During the quarter ended December 31, 2004, the Company incurred depreciation expense of $541 (2003: $114), bank and interest charges of $4,363 (2003: $5,263), management fees of $7,500 (2003: $7,500), office and miscellaneous expenses of $1,362 (2003: $2,521), professional fees of $88,132 (2003: $5,800), property investigation costs of $49,654 (2003: $Nil), office rent of $9,000 (2003: $10,500), shareholder communication costs of $7,200 (2003: $1,954), transfer agent and filing fees of $1,733 (2003: $6,749) and travel and promotion expenses of $792 (2003: $3,337).

REVENUES

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

EXPENSES

The following table identifies the changes in general and administrative expense for the three months ended December 31, 2004 and 2003 and for the years ended September 30, 2004, 2003 and 2002:

	Three months ended December 31, 2004	Three months ended December 31, 2003	Year ended September 30, 2004	Year ended September 30, 2003	Year ended September 30, 2002
	$	$	$	$	$
Depreciation	541	114	961	178	-
Increase (decrease) % *	374.56	-	439.89	100.00	-
Bank charges and interest	4,363	5,263	11,723	15,371	16,473
Increase (decrease) % *	(17.10)	-	(6.69)	(6.69)	-
Consulting	-	-	25,000	14,700	32,800
Increase (decrease) % *	-	-	70.07	(55.18)	-
Management fees	7,500	7,500	30,000	30,000	30,000
Increase (decrease) % *	-	-	-	-	-
Office and misc.	1,362	2,521	88,545	5,700	7,823
Increase (decrease) % *	(45.97)	-	1,453.42	(27.14)	-

Cont'd...

MAXIMUM VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

EXPENSES – CONT'D

	Three months ended December 31, 2004	Three months ended December 31, 2003	Year ended September 30, 2004	Year ended September 30, 2003	Year ended September 30, 2002
	$	$	$	$	$
Professional fees	88,132	5,800	80,318	62,877	67,558
Increase (decrease) % *	1,419.52	-	27.74	(6.93)	-
Property investigation	49,654	-	166,000	-	10,000
Increase (decrease) % *	100.00	-	100.00	(100.00)	-
Rent	9,000	9,000	36,000	37,500	31,500
Increase (decrease) % *	-	-	(4.00)	19.05	-
Shareholder communication	7,200	1,954	21,149	-	-
Increase (decrease) % *	268.47	-	100.00	-	-
Stock-based compensation	-	-	600,650	-	-
Increase (decrease) % *	-	-	100	-	-
Transfer agent and filing fees	1,733	6,749	37,665	11,956	9,999
Increase (decrease) % *	(74.32)	-	215.03	19.57	-
Travel and promotion	792	3,337	25,593	6,730	1,661
Increase (decrease) %*	(76.27)	-	280.28	305.17	-

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

During the three months ended December 31, 2004, the Company incurred depreciation expense of $541 (2003: $114), bank and interest charges of $4,363 (2003: $5,263), management fees of $7,500 (2003: $7,500), office and miscellaneous expenses of $1,362 (2003: $2,521), professional fees of $88,132 (2003: $5,800), property investigation costs of $49,654 (2003: $Nil), office rent of $9,000 (2003: $10,500), shareholder communication costs of $7,200 (2003: $1,954), transfer agent and filing fees of $1,733 (2003: $6,749) and travel and promotion expenses of $792 (2003: $3,337).

During the year ended September 30, 2004, the Company incurred depreciation expense of $961 (2003: $178), bank and interest charges of $11,723 (2003: $15,371), consulting fees of $25,000 (2003: $14,700); management fees of $30,000 (2003: $30,000), office and miscellaneous expenses of $88,545 (2003: $5,700), professional fees of $80,318 (2003: $62,877), property investigation costs of $166,000 (2003: $Nil), office rent of $36,000 (2003: $37,500), shareholder communication costs of $21,149 (2003: $Nil), stock based compensation of $600,650 (2003: $Nil), transfer agent and filing fees of $37,665 (2003: $11,956) and travel and promotion expenses of $25,593 (2003: $6,730).

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

MAXIMUM VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

	Year ended September 30, 2005	Year ended September 30, 2004				Year ended September 30, 2003		
	Q1	Q1	Q2	Q3	Q4	Q2	Q3	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(170,277)	(42,238)	(71,602)	(46,399)	(963,365)	(41,230)	(40,588)	(65,184)
Basic/diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)	(0.06)	(0.03)	(0.01)	(0.06)

During the first quarter of fiscal 2005, the Company incurred depreciation expense of $541 (2003: $114), bank and interest charges of $4,363 (2003: $5,263), management fees of $7,500 (2003: $7,500), office and miscellaneous expenses of $1,362 (2003: $2,521), professional fees of $88,132 (2003: $5,800), property investigation costs of $49,654 (2003: $Nil), office rent of $9,000 (2003: $10,500), shareholder communication costs of $7,200 (2003: $1,954), transfer agent and filing fees of $1,733 (2003: $6,749) and travel and promotion expenses of $792 (2003: $3,337).

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2004, the Company had a working capital of $40,407 (2003: $ 157,391).

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations.

During the year ended September 30, 2004 the Company agreed to a $1,400,000 private placement of 10,980,392 units at $0.1275 per unit, each unit consisting of one common share and one two-year share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at a price of $0.25 per share. On December 31, 2003, a portion of the private placement of 3,231,372 units was closed with 2,352,941 units issued on a flow-through basis and 878,431 units issued a non-flow-through basis. Subsequent to December 31, 2004, the Company completed a private placement of 1,803,922 common shares at $0.1275 per share for proceeds of $230,000. In connection with this private placement, 1,803,922 warrants at $0.25 per share were issued.

During the year ended September 30, 2004 the Company agreed to a $492,000 private placement of 984,000 units at $0.50 per unit, each unit consisting of one common share and one two-year share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at a price of $0.75 per share. Subsequent to December 31, 2004, a portion of the private placement of 250,000 common shares at $0.50 per share was closed for proceeds of $125,000. In connection with this private placement 250,000 warrants at $0.50 per share were issued.

At December 31, 2004, the Company held cash on hand of $10,017 (2003: $76,629) and liabilities totalled $130,139 (2003: $122,311).

The Company does not have any off-balance sheet arrangements.

SHARE CAPITAL

Authorized:

100,000,000 common shares without par value.

Issued and Fully Paid		Number of Shares	Dollar Value
Balance September 30, 2002		9,560,171	$ 3,302,611
For cash:			
- pursuant to a private placement	– at $0.10	3,000,000	300,000
Share issue costs		-	(12,000)
Balance September 30, 2003		12,560,171	$ 3,590,611
For cash:			
- for mineral property (Stump Lake)	– at $0.10	200,000	20,000
- pursuant to exercise of stock options	– at $0.15	1,150,000	172,500
- pursuant to exercise of warrants	– at $0.10	1,800,000	180,000
- pursuant to private placement	– at $0.1275	3,231,372	387,000
- for mineral property (Mongolia)	– at $0.25	1,500,000	375,000
- for mineral property (finder's fee)	– at $0.1275	150,000	37,500
Balance September 30, 2004, and December 31, 2004		20,591,543	4,762,611
For cash:			
- pursuant to exercise of warrants	– at $0.10	2,790,000	279,000
- pursuant to private placement	– at $0.1275	1,803,922	230,000
- pursuant to private placement	– at $0.50	250,000	125,000
Balance June 16, 2005		25,435,465	$ 5,396,611

Shares Held in Escrow

As at December 31, 2004, and June 16, 2005, 107,142 (2003 – 107,142) common shares of the Company are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without the written consent of the regulatory authorities.

Stock Options

Stock-based compensation plan:

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant. A summary of the status of the stock option plan as of September 30, 2004 and 2003 and changes during the years ending on those dates is presented below:

SHARE CAPITAL – CONT'D

Stock Options – Cont'd

Stock-based compensation plan – Cont'd

	2004		2003	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at September 30, 2003	1,256,000	$ 0.15	-	$ -
Granted	1,465,000	0.65	1,256,000	0.15
Exercised	(1,150,000)	0.15	-	-
Expired/cancelled	(106,000)	0.15	-	-
Options outstanding and exercisable at September 30, 2004 and December 31, 2004	1,465,000	$ 0.65	1,256,000	$ 0.15

At December 31, 2004 the following share purchase options were outstanding entitling the holders to purchase one common share of the Company for each option held:

Number of stock options	Exercise Price	Expiry Date
1,465,000	$ 0.65	December 3, 2005

Share Purchase Warrants

At December 31, 2004 the following share purchase warrants were outstanding entitling the holder to purchase one common share of the company for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
3,231,372	$0.25	December 31, 2005

During the three months ended December 31, 2004, warrants for 2,790,000 shares at $0.10 per share were exercised to net the Company $279,000. These shares were issued subsequent to December 31, 2004.

MAXIMUM VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

RELATED PARTY TRANSACTIONS

During the three months ended December 31, 2004 and 2003, the Company incurred the following costs charged by the company controlled by a director of the Company:

	Three months ended December 31,	
	2004	2003
Management fees	$ 7,500	$ 7,500
Interest	3,923	2,161
	$ 11,423	$ 9,661

These charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

At December 31, 2004, accounts payable includes $ 4,642 (2003: $177) due to a company controlled by director of the Company.

RISKS AND UNCERTAINTIES

Maximum plans to continue to raise additional capital through the exercise of stock options and issuance of new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

FORWARD – LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

MAXIMUM VENTURES INC.
BALANCE SHEETS

	March 31, 2005 (Unaudited)	September 30, 2004 (Audited)
ASSETS		
Current		
Cash and cash equivalents	$ 27	$ 71,674
GST receivable	29,048	14,346
Advances and prepaid expenses	136,562	125,208
Refundable deposit	1,000	1,000
	166,637	212,228
Equipment – Note 3	29,056	3,950
Mineral properties – Note 2	341,102	329,787
	$ 536,795	$ 545,965
LIABILITIES		
Current		
Accounts payable and accrued liabilities – Note 5	$ 124,719	$ 215,855
Interest accrued	2,063	7,063
Loans payable	8,794	50,394
Due to related parties	825	6,585
	136,401	279,897
SHAREHOLDERS' EQUITY		
Share Capital - Note 4	5,396,611	4,762,611
Share subscriptions	-	264,000
Contributed surplus	600,650	600,650
Deficit	(5,596,867)	(5,361,193)
	400,394	266,068
	$ 536,795	$ 545,965

APPROVED BY DIRECTORS:

"Douglas Brooks" **Director** *"Leeta Drinovz"* **Director**

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.

March 31, 2005

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

82- 3925

MAXIMUM VENTURES INC.

INTERIM FINANCIAL STATEMENTS

March 31, 2005

(Unaudited)

MAXIMUM VENTURES INC.

INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
For the three and six months ended March 31, 2005 and 2004
(Unaudited)

	Three Months Ended March 31, 2005	Three Months Ended March 31, 2004	**Six Months Ended March 31, 2005**	Six Months Ended March 31, 2004
EXPENSES				
Amortization	$ **1,226**	$ 114	$ **1,767**	$ 228
Bank charges and interest – Note 5	**8,577**	845	**12,940**	6,108
Management fees – Note 5	**7,500**	7,500	**15,000**	15,000
Office & miscellaneous	**2,328**	7,976	**3,690**	10,497
Professional fees	**27,984**	10,015	**116,116**	15,815
Property investigation	**593**	-	**50,247**	-
Rent	**9,000**	9,000	**18,000**	18,000
Shareholders communication	**3,589**	14,884	**10,789**	16,838
Transfer agent and filing fees	**4,054**	16,042	**5,787**	22,791
Travel and promotion	**546**	5,226	**1,338**	8,563
NET LOSS FOR THE PERIOD	**65,397**	71,602	**235,674**	113,840
DEFICIT, BEGINNING OF THE PERIOD	**5,531,470**	3,605,147	**5,361,193**	3,562,909
DEFICIT, END OF PERIOD	$ **5,596,867**	$ 3,676,749	$ **5,596,867**	$ 3,676,749
NET LOSS PER SHARE	$ **0.01**	$ 0.01	$ **0.01**	$ 0.01

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.

INTERIM STATEMENTS OF CASH FLOWS

For the three and six months ended March 31, 2005 and 2004

(Unaudited)

	Three Months Ended March 31, 2005	Three Months Ended March 31, 2004	**Six Months Ended March 31, 2005**	Six Months Ended March 31, 2004
OPERATIONS				
Net loss for the period	**$ (65,397)**	$ (71,602)	**$ (235,674)**	$ (113,840)
Items not involving cash:				
Amortization	**1,226**	114	**1,767**	228
Changes in non-cash working capital items related to operations:				
Accounts receivable	**-**	(186)	**-**	(186)
Advances receivable and prepaid expenses	**(2,250)**	(3,438)	**(11,354)**	(88,745)
GST receivable	**(3,831)**	8,434	**(14,702)**	9,905
Accounts payable and accrued liabilities	**13,257**	10,176	**(91,136)**	(153,941)
Due to related parties	**(1,995)**	10,469	**(5,760)**	(19,345)
Interest accrued	**(5,000)**	-	**(5,000)**	(6,410)
Cash used in operating activities	**(63,990)**	(46,033)	**(361,859)**	(372,334)
INVESTING ACTIVITIES				
Equipment	**-**	-	**(26,873)**	-
Resource properties acquisition costs	**-**	(91,000)	**-**	(186,000)
Deferred exploration costs	**-**	47,070	**(11,315)**	(3,080)
Cash used in investing activities	**-**	(43,930)	**(38,188)**	(189,080)
FINANCING ACTIVITIES				
Common shares issued for cash	**634,000**	-	**634,000**	604,500
Common shares subscribed	**(580,000)**	145,000	**(264,000)**	145,000
Share issue costs	**-**	-	**-**	(25,000)
Loans payable	**-**	-	**(41,600)**	(213,750)
Cash provided by financing activities	**54,000**	145,000	**328,400**	510,750
INCREASE (DECREASE) IN CASH DURING THE PERIOD	**(9,990)**	55,037	**(71,647)**	(50,664)
CASH, BEGINNING OF THE PERIOD	**10,017**	76,629	**71,674**	182,330
CASH, END OF PERIOD	**$ 27**	$ 131,666	**$ 27**	$ 131,666
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:				
Cash paid for:				
Interest	$ -	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

Note 1 **Interim Reporting**

While the information presented in the accompanying interim financial statements are unaudited, it includes all adjustments which are in the opinion of management necessary to present fairly the financial position, results of operations and changes in financial position for the interim period presented. It is suggested that these interim financial statements be read in conjunction with the Company's annual September 30, 2003 audited financial statements.

Note 2 **Resource Property Costs**

Stump Lake Property, Canada

In May 2002, the Company entered into an option agreement for the acquisition of up to a 100% interest in the Stump Lake epithermal gold property from Braniff Gold Corp. ("Braniff"), a private British Columbia company.

As consideration, the Company has to issue common shares, incur exploration expenditures, and make cash payments as follows:

Exploration expenditures:

On or before November 30, 2004 (year extended to 2005)	$ 200,000
On or before November 30, 2006	300,000
	$ 500,000

As at March 31, 2005 the total amount of $71,100 had been incurred.

Cash payments:

Within seven days of acceptance by TSX Venture Exchange ("TSX")	$ 150,000 (paid)
On or before November 1, 2002	25,000 (paid)
On or before November 30, 2003	75,000 (paid)
On or before November 30, 2005	50,000
On or before November 30, 2006	50,000
	$ 350,000

Common shares:

The Company is required to issue to Braniff 200,000 common shares (issued) at a deemed price of $0.10 per share within 10 days of acceptance by TSX. The property is subject to a 3% net smelter return royalty.

Note 2 **Resource Property Costs - Cont'd**

Edren and Ulaan Properties, Mongolia

The Company entered into two option agreements with Brant Enterprises Inc. ("Brant") dated November 1, 2003 to acquire up to a 75% interest in the Edren Properties and the Ulaan Properties consisting of a total of six exploration licenses located in Mongolia. As consideration the Company agreed to make total cash payments of US$980,000, to issue altogether 6,750,000 common shares and to incur exploration expenditures totalling US$4,000,000 as follows:

	Edren Properties	Ulaan Properties
To earn the first 60% interest:		
Within seven days of TSX acceptance for filing of the agreements to pay and issue	US$100,000 (payment extended until further notice) 500,000 common shares (issued)	US$100,000 (payment extended until further notice) 1,000,000 common shares (issued)
On or before May 1, 2005 to issue an additional	750,000 common shares	1,000,000 common shares
To make cash payments to November 1, 2007 totalling	US$300,000	US$480,000
To fund exploration staged over four years to November 1, 2007 totalling	US$1,750,000	US$2,250,000
On or before November 1, 2007 to issue further	1,500,000 common shares	2,000,000 common shares

Upon the Company having earned a 60% interest in the Edren properties and Ulaan properties, the Company and Brant will form a joint venture to further explore and develop these properties.

The Company has the right to earn a further 15% interest in these two portfolios of gold and copper properties by funding the completion of a positive bankable feasibility study in each portfolio of properties. The two properties are subject to a 1.7% NSR royalty and a 25% carried interest to production in favour of Brant. The Company agreed to issue as finders' fees 125,000 common shares (50,000 shares issued) for the Edren properties, and 200,000 common shares (100,000 shares issued) for the Ulaan properties.

Subsequent to September 30, 2004 a dispute has arisen as to the Company's title and beneficial rights to the Edren properties and Ulaan properties in Mongolia. The Company is reviewing its legal options. As at September 30, 2004 the cost of the Mongolia properties and related deferred exploration costs were each written down to a nominal value of $ 1 in view of a dispute concerning the Company's title and ownership rights.

Note 2 **Resource Property Costs - Cont'd**

Edren and Ulaan Properties, Mongolia

Pursuant to a letter agreement dated April 27, 2005, all payments to be made to Brant, including property payments of US$200,000 which were due on the Mongolian properties, have been waived until further notice of the requirement by a person who is asserting beneficial ownership of the remaining interest in the Ulaan and Edren properties.

Note 3 **Equipment**

	Cost	Accumulated Amortization	Net Carrying Amount March 31, 2005	Net Carrying Amount March 31, 2004
Computer	$ 4,909	$ 1,415	$ 3,494	$ 2,632
Office equipment	2,052	298	1,754	-
Automobile	25,000	1,192	23,808	-
	$ 31,961	$ 2,905	$ 29,056	$ 2,632

Note 4 **Share Capital**

Authorized:

100,000,000 common shares without par value.

Issued and Fully Paid		Number of Shares	Dollar Value
Balance September 30, 2002		9,560,171	$ 3,302,611
For cash:			
- pursuant to a private placement	– at $0.10	3,000,000	300,000
Share issue costs		-	(12,000)
Balance September 30, 2003		12,560,171	$ 3,590,611
For cash:			
- for mineral property (Stump Lake)	– at $0.10	200,000	20,000
- pursuant to exercise of stock options	– at $0.15	1,150,000	172,500
- pursuant to exercise of warrants	– at $0.10	1,800,000	180,000
- pursuant to private placement	– at $0.1275	3,231,372	387,000
- for mineral property (Mongolia)	– at $0.25	1,500,000	375,000
- for mineral property (finder's fee)	– at $0.1275	150,000	37,500
Balance September 30, 2004		20,591,543	4,762,611
For cash:			
- pursuant to exercise of warrants	– at $0.10	2,790,000	279,000
- pursuant to private placement	– at $0.1275	1,803,922	230,000
- pursuant to private placement	– at $0.50	250,000	125,000
Balance March 31, 2005		25,435,465	$ 5,396,611

Note 4 **Share Capital- cont'd**

As of March 31, 2005, the company's transfer agent held 107,142 common shares in escrow.

Commitments

Stock-based compensation plan

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant. A summary of the status of the stock option plan as of March 31, 2005 and 2004 and changes during the years ending on those dates is presented below:

	March 31, 2005		March 31, 2004	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	1,465,000	$0.65	1,256,000	$0.15
Granted	-		1,465,000	$0.65
Exercised	-		(1,150,000)	$0.15
Expired			(106,000)	$0.15
Options outstanding and exercisable at end of period	1,465,000	$0.65	1,465,000	$0.65

At March 31, 2005 the following share purchase options were outstanding entitling the holder to purchase one common share of the company for each option held:

Number of Shares	Exercise Price	Expiry Date
1,465,000	$0.65	December 3, 2005

Share purchase warrants

At March 31, 2005 the following share purchase warrants were outstanding entitling the holder to purchase one common share of the company for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
3,231,372	$0.25	December 31, 2005

Note 5 **Related Party Transactions**

During the six months ended March 31, 2005 and 2004, the Company incurred the following costs charged by the company controlled by a director of the Company:

	Three months ended March 31,		Six months ended March 31,	
	2005	2004	2005	2004
Management fees	$ 7,500	$ 7,500	$ 15,000	$ 15,000
Interest	2,579	336	6,502	2,497
	$ 10,079	$ 7,836	$ 21,502	$ 17,497

These charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

At March 31, 2005, accounts payable includes $ 15,246 (2004: $10,646) due to a company controlled by a director of the Company.

MAXIMUM VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

JUNE 16, 2005

For the six months ended March 31, 2005 Maximum Ventures Inc. ("Maximum" or the "Company") prepared management discussion following the requirements of new securities legislation National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This discussion and analysis of the results of operations should be read in conjunction with the audited financial statements and accompanying notes for the years ended September 30, 2004 and 2003. This discussion and analysis as of June 16, 2005 provides information on the operations of Maximum for the six months ended March 31, 2005 and subsequent to the quarter end.

OVERVIEW

Maximum is a mining exploration company. The Company's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "MVI".

The Company's principal business is the acquisition, exploration and development of mineral properties with a primary focus on exploration properties demonstrating strong potential for hosting large scale ore bodies.

The Company has operations in Mongolia where it is searching primarily for Gold and Copper, and in Canada where it is searching primarily for Gold and Silver.

MINERAL PROPERTIES

	March 31, 2005	September 30, 2004
Property costs		
Stump Lake Property	$ 270,000	$ 270,000
Mongolia Properties	1	1
	270,001	270,001
Deferred exploration costs		
Stump Lake Property	71,100	59,785
Mongolia Properties	1	1
	71,101	59,786
	$ 341,102	$ 329,787

Stump Lake Property, Canada

Acquisition

In May 2002, the Company entered into an option agreement for the acquisition of up to a 100% interest in the Stump Lake epithermal gold property from Braniff Gold Corp. ("Braniff"), a private British Columbia company.

As consideration, the Company has to issue common shares, incur exploration expenditures, and make cash payments as follows:

MINERAL PROPERTIES – CONT'D

Stump Lake Property, Canada – Cont'd

Exploration expenditures:

On or before November 30, 2004 (year extended to 2005)	$ 200,000
On or before November 30, 2006	300,000
	$ 500,000

As at March 31, 2005 the total amount of $71,100 had been incurred.

Cash payments:

Within seven days of acceptance by TSX Venture Exchange ("TSX")	$ 150,000 (paid)
On or before November 1, 2002	25,000 (paid)
On or before November 30, 2003	75,000 (paid)
On or before November 30, 2005	50,000
On or before November 30, 2006	50,000
	$ 350,000

Common shares:

The Company is required to issue to Braniff 200,000 common shares (issued) at a deemed price of $0.10 per share within 10 days of acceptance by TSX. The property is subject to a 3% net smelter return royalty.

Exploration

In the summer/fall of 2004 Maximum Ventures Inc. conducted a geological mapping, sampling and trenching program on the Stump Lake Property to obtain more detailed information about the extent and grade of the base and precious metals mineralization. A total of 22 trenches (200.3 meters) were excavated to uncover the mineralized shear zones between the old workings and to explore the areas of coincident geochemical and geophysical anomalies. A total of 112 grab, chip, and contiguous channel samples were collected from the trenches, old shafts and a pit and 16 grab, float, chip and discontinuous channel samples were collected from old workings and dumps during the program.

The structural study has confirmed the presence of several mineralized shear zones hosted in altered, porphyric and/or massive andesite. The main shear zone striking north-north-east is up to 8 wide and can be followed continuously for about 800 meters. Two apparently isolated showings occur along strike, one about 700 meters northeast and the other about 700 meters to the south. A newly discovered, smaller shear zone trending northeast and about 200 meters long occurs about 350 meters to the west.

MINERAL PROPERTIES – CONT'D

<u>*Stump Lake Property, Canada*</u> – *Cont'd*

Several minor shear zones striking north to north north-west occur in the central, western and northern parts of the deposit, but their extent along strike is less than 100 meters. The shear zones dip under vertical or nearly vertical angles, but the mineralized quartz veins contained within the shear zones strike and dip under various angles.

The shear zones are made up of heavily altered and mylonitized host rock that encloses quartz – carbonate veins and stringers with disseminated sulfide/sulphosalt mineralization ranging in width from a few centimeters up to 1.4 meters. The disseminated pyrite, arsenopyrite, galena, sphalerite, chalcopyrite and tetrahedrite with scarce gold and silver inclusions occur predominantly in the grey quartz, while the younger, white quartz generation and post-mineralization carbonate veins cut across the mineralized veins.

The samples of vein material collected from old dumps assayed up to 4.29 g/t gold, 4,430g/t silver, 7,290 g/t copper, > 10,000 g/t lead and 4,170 g/t zinc. The average values for selected elements in contiguous channel samples from trenches and old shafts are as follows: 0.234 g/t Au, 5 g/t Ag, 119.5 g/t Cu, 105.9 g/t Pb and 184.2 g/t Zn; the average width of mineralized zone is 1.8 meters. These results indicate that the property has a good potential to host additional precious/base metals mineralization.

The mineralization at Stump Lake represents upper part of an epithermal system that developed during an extensional phase of brittle deformation and hydrothermal activity in Tertiary times and can be classified as an epithermal vein deposit. The deposit has a potential to contain gold mineralization at depth, similar to other deep-seated, epithermal precious metals deposits in British Columbia. The depth extent of the deposit, based on local topography and old mining and exploration works probably exceeds 100 meters.

The Company plans to conduct a further stage of exploration on the Stump Lake property including geological mapping and trenching and depending on the results, a second stage could follow including exploration drilling.

<u>*Edren and Ulaan Properties, Mongolia*</u>

The Company entered into two option agreements with Brant Enterprises Inc. ("Brant") dated November 1, 2003 to acquire up to a 75% interest in the Edren Properties and the Ulaan Properties consisting of a total of six exploration licenses located in Mongolia. As consideration the Company agreed to make total cash payments of US$980,000, to issue altogether 6,750,000 common shares and to incur exploration expenditures totalling US$4,000,000 as follows:

MINERAL PROPERTIES – CONT'D

Edren and Ulaan Properties, Mongolia – Cont'd

	Edren Properties	Ulaan Properties
To earn the first 60% interest:		
Within seven days of TSX acceptance for filing of the agreements to pay and issue	US$100,000 (payment extended until further notice) 500,000 common shares (issued)	US$100,000 (payment extended until further notice) 1,000,000 common shares (issued)
On or before May 1, 2005 to issue an additional	750,000 common shares	1,000,000 common shares
To make cash payments to November 1, 2007 totalling	US$300,000	US$480,000
To fund exploration staged over four years to November 1, 2007 totalling	US$1,750,000	US$2,250,000
On or before November 1, 2007 to issue further	1,500,000 common shares	2,000,000 common shares

Upon the Company having earned a 60% interest in the Edren properties and Ulaan properties, the Company and Brant will form a joint venture to further explore and develop these properties.

The Company has the right to earn a further 15% interest in these two portfolios of gold and copper properties by funding the completion of a positive bankable feasibility study in each portfolio of properties. The two properties are subject to a 1.7% NSR royalty and a 25% carried interest to production in favour of Brant. The Company agreed to issue as finders' fees 125,000 common shares (50,000 shares issued) for the Edren properties, and 200,000 common shares (100,000 shares issued) for the Ulaan properties.

Subsequent to September 30, 2004 a dispute has arisen as to the Company's title and beneficial rights to the Edren properties and Ulaan properties in Mongolia. The Company is reviewing its legal options. As at September 30, 2004 the cost of the Mongolia properties and related deferred exploration costs were each written down to a nominal value of $ 1 in view of a dispute concerning the Company's title and ownership rights. Pursuant to a letter agreement dated April 27, 2005, all payments to be made to Brant, including property payments of US$200,000 which were due on the Mongolian properties, have been waived until further notice of the requirement by a person who is asserting beneficial ownership of the remaining interest in the Ulaan and Edren properties.

MAXIMUM VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

APPLICATION OF CRITICAL ACCOUNTING ESTIMATES AND CHANGES IN ACCOUNTING POLICIES

Mineral Properties

The acquisition of mineral properties are initially recorded at cost. Producing mineral properties are depleted over their estimated useful lives based upon a method relating recoverable resource reserves to production. Non-producing mineral properties that the Company abandons interest in are written-off in the year of abandonment. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the properties, with any excess included in results of operations. The Company charges all general and administrative expenses not directly related to exploration activities to operations as incurred.

The Company capitalizes all exploration expenditures that result in the acquisition and retention of mineral properties or an interest therein. The accumulated costs including applicable exploration expenditures relative to non-productive mineral properties that the Company abandons interest in are written-off when management determines abandonment is appropriate. Otherwise, the exploration expenditures are depleted over the estimated lives of the producing mineral properties based on a method relating recoverable reserves to production.

The mineral properties and deferred exploration expenditures are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. When there is evidence of impairment, the net carrying amount of the asset will be written down to its net recoverable amount which is the estimated undiscounted future net cash flows expected to result from the asset and its eventual disposition. The loss on impairment written off is not reversed even if circumstances change and the net recoverable amount subsequently increases. The amounts shown as mineral properties and deferred exploration expenditures represent unamortized costs to date and do not necessarily reflect present or future values.

Stock-based compensation

The Company has a stock-based compensation plan as disclosed in note 5, whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new recommendations required that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information.

Effective for periods beginning on or after January 1, 2004 pro-forma disclosure only will no longer be permitted and the fair value of all stock options granted, whether they be to employees, directors or non-

APPLICATION OF CRITICAL ACCOUNTING ESTIMATES AND CHANGES IN ACCOUNTING POLICIES – Cont'd

Stock-based compensation – Cont'd

employees must be accounted for.

Beginning October 1, 2003, the Company adopted, on a retrospective basis, the fair value based method of accounting for stock-based compensation for the granting of all stock options and direct awards of stock.

Under the fair value method, a compensation cost is measured at fair value for stock options granted at the grant date and is expensed when they have been vested, with a corresponding increase to contributed surplus. Upon the exercise of the stock options consideration paid together with the applicable amount of contributed surplus are transferred to share capital.

SELECTED FINANCIAL INFORMATION

The following table presents unaudited selected financial information for the six months ended March 31, 2005 and 2004 and the last three audited fiscal years ended September 30, 2004, 2003 and 2002:

	Six months ended March 31, 2005	Six months ended March 31, 2004	Year ended September 30, 2004	Year ended September 30, 2003	Year ended September 30, 2002
	$	$	$	$	$
Revenue	-	-	-	-	-
Net loss	(235,674)	(113,840)	(1,798,284)	(185,012)	(207,814)
Basic and diluted loss per share	(0.01)	(0.01)	(0.09)	(0.02)	(0.03)
Total assets	536,795	961,318	545,965	744,104	42,846

For the six months ended March 31, 2005 the net loss was $235,674 or $0.01 per share compared to the net loss of $113,840 or $0.01 per share (107% increase) for the same period in 2004. The increase in the net loss was primarily due to $100,301 increase in professional fees, $50,247 in mineral properties investigation costs and $6,832 in bank and interest charges.

For the year ended September 30, 2004 the net loss was $1,798,284 or $0.09 per share compared to the net loss of $185,012 or $0.02 per share (872% increase) for the year ended September 30, 2003. The increase in the net loss was primarily due to $674,680 (2003: $Nil) write-down of mineral properties and deferred exploration costs, $600,650 (2003: $Nil) stock based compensation expense, $166,000 (2003: $Nil) property investigation expense and $21,149 (2003: $Nil) shareholder communication expenditures recorded by the Company during the year ended September 30, 2004. In addition to these costs the Company incurred $82,845 increase in office and miscellaneous expenditures, $17,441 in professional fees, $25,709 in transfer agent and filing fees and $19,223 in travel and promotion costs.

MAXIMUM VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

Current quarter

For the quarter ended March 31, 2005 the net loss was $65,397 or $0.01 per share compared to the net loss of $71,602 or $0.01 per share (8.67% decrease) for the same period in 2004. The decrease in the net loss was primarily due to $5,648 decrease in office and miscellaneous expenditures, $11,295 in shareholder communication expenditures and $1,733 in transfer agent and filing fees. These decreases were offset by the increase of $7,732 in bank and interest charges, and $17,969 in professional fees.

During the quarter ended March 31, 2005, the Company incurred depreciation expense of $1,226 (2004: $114), bank and interest charges of $8,577 (2004: $845), management fees of $7,500 (2004: $7,500), office and miscellaneous expenses of $2,328 (2004: $7,976), professional fees of $27,984 (2004: $10,015), property investigation costs of $593 (2004: $Nil), office rent of $9,000 (2004: $9,000), shareholder communication costs of $3,589 (2004: $14,884), transfer agent and filing fees of $4,054 (2004: $16,042) and travel and promotion expenses of $546 (2004: $5,226).

Year-to-date

For the period ended March 31, 2005 the net loss was $235,674 or $0.01 per share compared to the net loss of $113,840 or $0.01 per share (107% increase) for the same period in 2004. The increase in the net loss was primarily due to $100,301 increase in professional fees, $50,247 in mineral properties investigation costs and $6,832 in bank and interest charges.

During the period ended March 31, 2005, the Company incurred depreciation expense of $1,767 (2004: $228), bank and interest charges of $12,940 (2004: $6,108), management fees of $15,000 (2004: $15,000), office and miscellaneous expenses of $3,690 (2004: $10,497), professional fees of $116,116 (2004: $15,815), property investigation costs of $50,247 (2004: $Nil), office rent of $18,000 (2004: $18,000), shareholder communication costs of $10,789 (2004: $16,838), transfer agent and filing fees of $5,787 (2004: $22,791) and travel and promotion expenses of $1,338 (2004: $8,563).

REVENUES

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

EXPENSES

The following table identifies the changes in general and administrative expense for the six months ended March 31, 2005, and 2004 and for the years ended September 30, 2004, 2003 and 2002:

MAXIMUM VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

	Six months ended March 31, 2005	Six months ended March 31, 2004	Year ended September 30, 2004	Year ended September 30, 2003	Year ended September 30, 2002
	$	$	$	$	$
Depreciation	1,767	228	961	178	-
Increase (decrease) % *	675	-	439.89	100.00	-
Bank charges and interest	12,940	6,108	11,723	15,371	16,473
Increase (decrease) % *	111.85	-	(6.69)	(6.69)	-
Consulting	-	-	25,000	14,700	32,800
Increase (decrease) % *	-	-	70.07	(55.18)	-
Management fees	15,000	15,000	30,000	30,000	30,000
Increase (decrease) % *	-	-	-	-	-
Office and misc.	3,690	10,497	88,545	5,700	7,823
Increase (decrease) % *	(64.85)	-	1,453.42	(27.14)	-
Professional fees	116,116	15,815	80,318	62,877	67,558
Increase (decrease) % *	634.21	-	27.74	(6.93)	-
Property investigation	50,247	-	166,000	-	10,000
Increase (decrease) % *	100.00	-	100.00	(100.00)	-
Rent	18,000	18,000	36,000	37,500	31,500
Increase (decrease) % *	-	-	(4.00)	19.05	-
Shareholder 10,789 communication		16,838	21,149	-	-
Increase (decrease) % *	(35.92)	-	100.00	-	-
Stock-based compensation	-	-	600,650	-	-
Increase (decrease) % *	-	-	100	-	-
Transfer agent and filing fees	5,787	22,791	37,665	11,956	9,999
Increase (decrease) % *	(74.61)	-	215.03	19.57	-
Travel and promotion	1,338	8,563	25,593	6,730	1,661
Increase (decrease) %*	(84,.37)	-	280.28	305.17	-

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

During the six months ended March 31, 2005, the Company incurred depreciation expense of $1,767 (2004: $228), bank and interest charges of $12,940 (2004: $6,108), management fees of $15,000 (2004: $15,000), office and miscellaneous expenses of $3,690 (2004: $10,497), professional fees of $116,116 (2004: $15,815), property investigation costs of $50,247 (2004: $Nil), office rent of $18,000 (2004: $18,000), shareholder communication costs of $10,789 (2004: $16,838), transfer agent and filing fees of $5,787 (2004: $22,791) and travel and promotion expenses of $1,338 (2004: $8,563).

EXPENSES – CONT'D

During the year ended September 30, 2004, the Company incurred depreciation expense of $961 (2003: $178), bank and interest charges of $11,723 (2003: $15,371), consulting fees of $25,000 (2003: $14,700); management fees of $30,000 (2003: $30,000), office and miscellaneous expenses of $88,545 (2003: $5,700), professional fees of $80,318 (2003: $62,877), property investigation costs of $166,000 (2003: $Nil), office rent of $36,000 (2003: $37,500), shareholder communication costs of $21,149 (2003: $Nil), stock based compensation of $600,650 (2003: $Nil), transfer agent and filing fees of $37,665 (2003: $11,956) and travel and promotion expenses of $25,593 (2003: $6,730).

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	Year ended September 30, 2005		Year ended September 30, 2004				Year ended September 30, 2003	
	Q1	Q2	Q1	Q2	Q3	Q4	Q3	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(170,277)	(65,397)	(42,238)	(71,602)	(46,399)	(963,365)	(40,588)	(65,184)
Basic/diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.06)	(0.01)	(0.06)

During the quarter ended March 31, 2005, the Company incurred depreciation expense of $1,226 (2004: $114), bank and interest charges of $8,577 (2004: $845), management fees of $7,500 (2004: $7,500), office and miscellaneous expenses of $2,328 (2004: $7,976), professional fees of $27,984 (2004: $10,015), property investigation costs of $593 (2004: $Nil), office rent of $9,000 (2004: $9,000), shareholder communication costs of $3,589 (2004: $14,884), transfer agent and filing fees of $4,054 (2004: $16,042) and travel and promotion expenses of $546 (2004: $5,226).

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2005, the Company had a working capital of $30,236 (2004: $ 186,973).

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations.

During the year ended September 30, 2004 the Company agreed to a $1,400,000 private placement of 10,980,392 units at $0.1275 per unit, each unit consisting of one common share and one two-year share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at a price of $0.25 per share. On December 31, 2003, a portion of the private placement of 3,231,372 units was closed with 2,352,941 units issued on a flow-through basis and 878,431 units issued a non-flow-through basis. During the six months ended March 31, 2005, the Company completed a private placement of 1,803,922 common shares at $0.1275 per share for proceeds

LIQUIDITY AND CAPITAL RESOURCES –CONT'D

of $230,000. In connection with this private placement, 1,803,922 warrants at $0.25 per share were issued.

During the year ended September 30, 2004 the Company agreed to a $492,000 private placement of 984,000 units at $0.50 per unit, each unit consisting of one common share and one two-year share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at a price of $0.75 per share. During the six months ended March 31, 2005, a portion of the private placement of 250,000 common shares at $0.50 per share was closed for proceeds of $125,000. In connection with this private placement 250,000 warrants at $0.50 per share were issued.

At March 31, 2005, the Company held cash on hand of $27 (2004: $131,666) and liabilities totalled $136,401 (2004: $142,956).

The Company does not have any off-balance sheet arrangements.

SHARE CAPITAL

Authorized:

100,000,000 common shares without par value.

Issued and Fully Paid		Number of Shares	Dollar Value
Balance September 30, 2002		9,560,171	$ 3,302,611
For cash:			
- pursuant to a private placement	– at $0.10	3,000,000	300,000
Share issue costs		-	(12,000)
Balance September 30, 2003		12,560,171	$ 3,590,611
For cash:			
- for mineral property (Stump Lake)	– at $0.10	200,000	20,000
- pursuant to exercise of stock options	– at $0.15	1,150,000	172,500
- pursuant to exercise of warrants	– at $0.10	1,800,000	180,000
- pursuant to private placement	– at $0.1275	3,231,372	387,000
- for mineral property (Mongolia)	– at $0.25	1,500,000	375,000
- for mineral property (finder's fee)	– at $0.1275	150,000	37,500
Balance September 30, 2004		20,591,543	4,762,611
For cash:			
- pursuant to exercise of warrants	– at $0.10	2,790,000	279,000
- pursuant to private placement	– at $0.1275	1,803,922	230,000
- pursuant to private placement	– at $0.50	250,000	125,000
Balance March 15, 2005 and June 16, 2005		25,435,465	$ 5,396,611

SHARE CAPITAL – CONT'D

Shares Held in Escrow

As at December 31, 2004, and June 16, 2005, 107,142 (2003 – 107,142) common shares of the Company are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without the written consent of the regulatory authorities.

Stock Options

Stock-based compensation plan:

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant. A summary of the status of the stock option plan as of September 30, 2004 and 2003 and changes during the years ending on those dates is presented below:

	2004		2003	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at September 30, 2003	1,256,000	$ 0.15	-	$ -
Granted	1,465,000	0.65	1,256,000	0.15
Exercised	(1,150,000)	0.15	-	-
Expired/cancelled	(106,000)	0.15	-	-
Options outstanding and exercisable at September 30, 2004 and December 31, 2004	1,465,000	$ 0.65	1,256,000	$ 0.15

At December 31, 2004 the following share purchase options were outstanding entitling the holders to purchase one common share of the Company for each option held:

Number of stock options	Exercise Price	Expiry Date
1,465,000	$ 0.65	December 3, 2005

Share Purchase Warrants

At December 31, 2004 the following share purchase warrants were outstanding entitling the holder to purchase one common share of the company for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
3,231,372	$0.25	December 31, 2005

MAXIMUM VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

SHARE CAPITAL – CONT'D

During the six months ended March 31, 2005, warrants for 2,790,000 shares at $0.10 per share were exercised to net the Company $279,000.

RELATED PARTY TRANSACTIONS

During the six months ended March 31, 2005 and 2004, the Company incurred the following costs charged by the company controlled by a director of the Company:

	Three months ended March 31,		Six months ended March 31,	
	2005	2004	2005	2004
Management fees	$ 7,500	$ 7,500	$ 15,000	$ 15,000
Interest	2,579	336	6,502	2,497
	$ 10,079	$ 7,836	$ 21,502	$ 17,497

These charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

At March 31, 2005, accounts payable includes $ 15,246 (2004: $10,646) due to a company controlled by a director of the Company.

RISKS AND UNCERTAINTIES

Maximum plans to continue to raise additional capital through the exercise of stock options and issuance of new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

FORWARD – LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

82-3423

MAXIMUM VENTURES INC.

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Douglas Brooks, President and Chief Executive Officer for **Maximum Ventures Inc.** certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Maximum Ventures Inc.** (the issuer) for the year ending **September 30, 2004;**

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: May 30, 2005

"Douglas Brooks"

Douglas Brooks
President & CEO

82-3923

MAXIMUM VENTURES INC.

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Douglas Brooks, Chief Financial Officer for **Maximum Ventures Inc.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Maximum Ventures Inc.** (the issuer) for the year ending **September 30, 2004;**

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: May 30, 2005

"Douglas Brooks"

Douglas Brooks
Chief Financial Officer

82-3923

MAXIMUM VENTURES INC.

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Douglas Brooks, President and Chief Executive Officer for **Maximum Ventures Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Maximum Ventures Inc.** (the issuer) for the interim period ending **June 30, 2004;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 30, 2004

/s/ "Douglas Brooks"
Douglas Brooks
President & CEO

82-7923

MAXIMUM VENTURES INC.

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS

I, Douglas Brooks, President and Chief Executive Officer for **Maximum Ventures Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Maximum Ventures Inc.** (the issuer) for the interim period ending **December 31, 2004;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: June 16, 2005

"Douglas Brooks"
Douglas Brooks
President & CEO

82-3923

MAXIMUM VENTURES INC.

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS

I, Douglas Brooks, President and Chief Executive Officer for **Maximum Ventures Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Maximum Ventures Inc.** (the issuer) for the interim period ending **March 31, 2005;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: June 16, 2005

"Douglas Brooks"
Douglas Brooks
President & CEO

82-3923

MAXIMUM VENTURES INC.

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Douglas Brooks, Chief Financial Officer for **Maximum Ventures Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Maximum Ventures Inc.** (the issuer) for the interim period ending **June 30, 2004;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 30, 2004

/s/ *"Douglas Brooks"*
Douglas Brooks
Chief Financial Officer

82-3923

MAXIMUM VENTURES INC.

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS

I, Douglas Brooks, Chief Financial Officer for **Maximum Ventures Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Maximum Ventures Inc.** (the issuer) for the interim period ending **December 31, 2004;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: June 16, 2005

"Douglas Brooks"
Douglas Brooks
Chief Financial Officer

82-3292

MAXIMUM VENTURES INC.

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS

I, Douglas Brooks, Chief Financial Officer for **Maximum Ventures Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Maximum Ventures Inc.** (the issuer) for the interim period ending **March 31, 2005;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: June 16, 2005

"Douglas Brooks"
Douglas Brooks
Chief Financial Officer

82 · 3923

MAXIMUM VENTURES INC.

Corporate Head Office
501-905 West Pender Street
Vancouver, BC V6C 1L6
Toll Free: (888) 880-2288
Tel: (604) 669-5819
Fax: (604) 669-5886
E-mail: tol@maximumventures.net
Web: www.maximumventures.net

TRADING SYMBOL: (TSX) **MVI**
TRADING SYMBOL: (OTC) MXRVF

August 30, 2004
PRESS RELEASE 10.2004

12g3-2(b): 82-3923

EDREN COPPER/GOLD PROPERTY WORK PROGRAM COMPLETED

Maximum Ventures Inc. is pleased to announce work that a 34 day program of reconnaissance and geochemical soil sampling over most of the 15,657 hectare area of the Edren copper / gold Properties has been completed. A total of 3260 soil samples were collected. In addition, 500 reconnaissance rock grab samples were collected for analysis. Maximum is awaiting assay results.

The Edren Copper/Gold properties comprise five (5) exploration licenses in southwestern Mongolia in the Gobi Altai Aimag. The principal areas of interest contain a large area (at least 13km by 13km) with a strongly altered, relatively high sulphidation system. The full extent of this system cannot be determined yet due to ground cover. Much of the cover is thin and has been in place sufficiently long to protect a possible supergene or oxide enriched zone.

Previous sampling by Maximum's independent qualified person, Gerald Harper, PH.D., P.GEO has been extremely limited, but the presence of several anomalous values of gold and molybdenum, several kilometers apart, support potential for a large altered zone containing one or more complete porphyry mineral systems.

As Gerald Harper stated earlier in his report, "A large target with scope to host one or more porphyry deposits is evident." He also stated that, "Balin Tolgoi (an area within the Edren Properties) is of sufficient size but so poorly exposed through younger cover rocks, that it could host a group of cluster of porphyry deposits on the scale of a large porphyry camp such as the Highland Valley in British Columbia."

For further information contact Maximum at (888) 880-2288 or (604) 669-5819 or visit Maximum's web site at: www.maximumventures.net

BY ORDER OF THE BOARD OF DIRECTORS OF
MAXIMUM VENTURES INC.

Per: ***"Douglas Brooks"***
Douglas B. Brooks, President

MAXIMUM
VENTURES INC.

Corporate Head Office
501-905 West Pender Street
Vancouver, BC V6C 1L6
Toll Free: (888) 880-2288
Tel: (604) 669-5819
Fax: (604) 669-5886
E-mail: tol@maximumventures.net
Web: www.maximumventures.net

82-3923

TRADING SYMBOL: (TSX) **MVI**
TRADING SYMBOL: (OTC) MXRVF

October 4, 2004
PRESS RELEASE 11.2004

12g3-2(b): 82-3923

STUMP LAKE GOLD/SILVER PROPERTY WORK PROGRAM ANNOUNCEMENT

Maximum Ventures Inc. **(TSX.V:MVI)** is pleased to announce the continuation of its 2004 Exploration Program involving trenching, mapping and sampling on the Stump Lake Property.

The Stump Lake Property is located in the Nicola Mining Division, 38 km southwest of Kamloops, British Columbia. The late summer trenching program is expected to include approximately 20 trenches throughout the property targeting areas of known mineralization and their extensions along strike as well as targeting areas underlain by geochemical and geophysical anomalies. Also targeted during the trenching program are several newly discovered areas of mineralization/alteration. Trenching on the property is expected to envelope an area measuring approximately 1.5 kilometres by 1.5 kilometres.

The Stump Lake Property is a gold and silver project which has seen small scale historical production dating as far back as 1889. From 1917-19, production grades averaged 4.9 g/t gold, 1753.4 g/t silver, 2.4% zinc and 1.4% lead. More recent exploration includes work by Noranda, Anglo American and Braniff Gold Corp. This exploration defined 4 zones with epithermal silver and gold mineralization, all hosted by shear zones. The longest shear zone measures 1050 meters and includes the area of underground development. The best gold values on the property include 10.1 g/t gold over 1.5 m (grab sample) and 290.2 g/t silver over 0.8m in drill core. Recent exploration on the property has successfully identified several additional trenching targets on the property. Sixteen various hand and grab samples were collected during this portion of the program and highlights include samples from vein material collected from old dumps which assayed up to 3.92 g/t gold and 4430g/t silver. The current trenching program combines both previous and current results from various exploration programs including mapping/sampling, prospecting, trenching, geochemical, geophysical and drilling.

Crews are currently onsite and the trenching portion of the program is expected to conclude by mid October.

BY ORDER OF THE BOARD OF DIRECTORS OF
MAXIMUM VENTURES INC.

Per: *"Douglas B. Brooks"*
Douglas B. Brooks, President

82-3923

MAXIMUM VENTURES INC.

April 18, 2005

Telephone: (604) 669-5819
Toll Free: 1 (888) 880-2288

Trading Symbol: MVI
12g3-2(b): 82-3923

Maximum Ventures Inc. (the "Company") announces that due to other business interests N. Clarance resigned as a director March 28, 2005.

MAXIMUM VENTURES INC.

Per: *"Douglas Brooks"*
Douglas Brooks, Director

Website: **www.maximumventures.net**
E-mail: **ir@maximumventures.net**

82-3923

MAXIMUM

MAXIMUM VENTURES INC.

June 24, 2005

Telephone: (604) 669-5819
Toll Free: 1 (888) 880-2288

Trading Symbol: MVI
12g3-2(b): 82-3923

NEWS RELEASE

Maximum Ventures Inc. (the "Company") is pleased to announce that its unaudited interim financial statements for the three-month period ended December 31, 2004 have been filed. The Company incurred a net loss of $170,277 ($0.01 per share) for the period ended December 31, 2004, as compared to a net loss of $42,238 ($0.01 per share) for the period ended December 31, 2003. The increase in net loss for the most recent fiscal period was due primarily to an increase in shareholder communication expenditures, professional fees and mineral properties investigation costs.

MAXIMUM VENTURES INC.

Per: ***"Douglas Brooks"***
Douglas Brooks, Director

Website: **www.maximumventures.net**
E-mail: **ir@maximumventures.net**

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-3923

MAXIMUM

MAXIMUM VENTURES INC.

June 27, 2005

Telephone: (604) 669-5819
Toll Free: 1 (888) 880-2288

Trading Symbol: MVI
12g3-2(b): 82-3923

NEWS RELEASE

Maximum Ventures Inc. (the "Company") is pleased to announce that its unaudited interim financial statements for the six-month period ended March 31, 2005 have been filed. The Company incurred a net loss of $235,674 ($0.01 per share) for the period ended March 31, 2005, as compared to a net loss of $113,840 ($0.01 per share) for the period ended March 31, 2004. The increase in net loss for the most recent fiscal period was due primarily to an increase in professional fees, mineral properties investigation costs and bank and interest charges.

MAXIMUM VENTURES INC.

Per: *"Douglas Brooks"*
Douglas Brooks, Director

Website: **www.maximumventures.net**
E-mail: **ir@maximumventures.net**

82-3923

MAXIMUM

MAXIMUM VENTURES INC.

June 30, 2005 | Telephone: (604) 669-5819 | Trading Symbol: MVI
Toll Free: 1 (888) 880-2288 | 12g3-2(b): 82-3923

NEWS RELEASE

Maximum Ventures Inc. (the "Company") announces that Georgia Knight has consented to act as a director of the Company.

MAXIMUM VENTURES INC.

Per: ***"Douglas B. Brooks"***
Douglas B. Brooks, Director

Website: **www.maximumventures.net**
E-mail: **ir@maximumventures.net**

82-3923

FORM 45-103F4

REPORT OF EXEMPT DISTRIBUTION

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. Also state the full name and address of the vendor, if this report is filed (a) by a vendor who is not the issuer, and (b) in connection with an exemption other than those contained in MI 45-103.

Maximum Ventures Inc.
Name of issuer
#501-905 West Pender Street, Vancouver, BC, V6C 1L6
Address
(604) 669-5819
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia and Alberta.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

February 22, 2005

4. For each security distributed:
   (a) Describe the type of security, and
   (b) State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

1,803,922 units, each unit comprised of one common share and one two-year non-transferable share purchase warrant, each such warrant entitling the holder to purchase one additional common share at a price of $0.25 on or before February 22, 2007.

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	$0.1275	$220,000.00
Germany	$0.1275	$10,000.00
Total dollar value of distribution in all jurisdictions (Canadian $)		$230,000.00

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price Per Share (Canadian $)
N/A	N/A	N/A	N/A

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: February 22, 2005

Maximum Ventures Inc.
Name of issuer or vendor *(please print)*

Douglas B. Brooks, President and Director
Print name and position of person signing

Douglas B. Brooks
Signature

82-3923

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Maximum Ventures Inc.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

August 24, 2004

Item 3. **Press Release**

Press Release dated August 24, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer is pleased to announce work that a 34 day program of reconnaissance and geochemical soil sampling over most of the 15,657 hectare area of the Edren copper / gold Properties has been completed.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce work that a 34 day program of reconnaissance and geochemical soil sampling over most of the 15,657 hectare area of the Edren copper / gold Properties has been completed. A total of 3260 soil samples were collected. In addition, 500 reconnaissance rock grab samples were collected for analysis. The Issuer is awaiting assay results.

The Edren Copper/Gold properties comprise five (5) exploration licenses in southwestern Mongolia in the Gobi Altai Aimag. The principal areas of interest contain a large area (at least 13km by 13km) with a strongly altered, relatively high sulphidation system. The full extent of this system cannot be determined yet due to ground cover. Much of the cover is thin and has been in place sufficiently long to protect a possible supergene or oxide enriched zone.

Previous sampling by the Issuer's independent qualified person, Gerald Harper, PH.D., P.GEO has been extremely limited, but the presence of several anomalous values of gold and molybdenum, several kilometers apart, support potential for a large altered zone containing one or more complete porphyry mineral systems.

As Gerald Harper stated earlier in his report, "A large target with scope to host one or more porphyry deposits is evident." He also stated that, "Balin Tolgoi (an area within the Edren Properties) is of sufficient size but so poorly exposed through younger cover rocks, that it could host a group of cluster of porphyry deposits on the scale of a large porphyry camp such as the Highland Valley in British Columbia."

Item 6. **Reliance on Section 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of the National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 10th day of September, 2004.

"Douglas B. Brooks"
Douglas B. Brooks, President

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Maximum Ventures Inc.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

October 4, 2004

Item 3. **Press Release**

Press Release dated October 4, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer is pleased to announce the continuation of its 2004 Exploration Program on the Stump Lake Property.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce the continuation of its 2004 Exploration Program involving trenching, mapping and sampling on the Stump Lake Property.

The Stump Lake Property is located in the Nicola Mining Division, 38 km southwest of Kamloops, British Columbia. The late summer trenching program is expected to include approximately 20 trenches throughout the property targeting areas of known mineralization and their extensions along strike as well as targeting areas underlain by geochemical and geophysical anomalies. Also targeted during the trenching program are several newly discovered areas of mineralization/alteration. Trenching on the property is expected to envelope an area measuring approximately 1.5 kilometres by 1.5 kilometres.

The Stump Lake Property is a gold and silver project which has seen small scale historical production dating as far back as 1889. From 1917-19, production grades averaged 4.9 g/t gold, 1753.4 g/t silver, 2.4% zinc and 1.4% lead. More recent exploration includes work by Noranda, Anglo American and Braniff Gold Corp. This exploration defined 4 zones with epithermal silver and gold mineralization, all hosted by shear zones. The longest shear zone measures 1050 meters and includes the area of underground development. The best gold values on the property include 10.1 g/t gold over 1.5 m (grab sample) and 290.2 g/t silver over 0.8m in drill core. Recent exploration on the property has successfully identified several

additional trenching targets on the property. Sixteen various hand and grab samples were collected during this portion of the program and highlights include samples from vein material collected from old dumps which assayed up to 3.92 g/t gold and 4430g/t silver. The current trenching program combines both previous and current results from various exploration programs including mapping/sampling, prospecting, trenching, geochemical, geophysical and drilling.

Crews are currently onsite and the trenching portion of the program is expected to conclude by mid October.

Item 6. **Reliance on Section 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of the National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 6th day of October 2004.

"Douglas B. Brooks"
Douglas B. Brooks, President

82-3923

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Maximum Ventures Inc.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

March 28, 2005

Item 3. **Press Release**

Press Release dated April 18, 2005 and disseminated to the Vancouver Stockwatch Magazine, British Columbia Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

N. Clarance resigned as a director March 28, 2005.

Item 5. **Full Description of Material Change**

The Company announces that due to other business interests N. Clarance resigned as a director March 28, 2005.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of the National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 28th day of April, 2005.

"Douglas B. Brooks"
Douglas B. Brooks, President

82-3923

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Maximum Ventures Inc.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

December 31, 2004

Item 3. **Press Release**

Press Release dated June 24, 2005 and disseminated to the Vancouver Stockwatch Magazine, British Columbia Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer is pleased to announce that its unaudited interim financial statements for the three-month period ended December 31, 2004 have been filed.

Item 5. **Full Description of Material Change**

The Issuer announces that its unaudited interim financial statements for the three-month period ended December 31, 2004 have been filed. The Company incurred a net loss of $170,277 ($0.01 per share) for the period ended December 31, 2004, as compared to a net loss of $42,238 ($0.01 per share) for the period ended December 31, 2003. The increase in net loss for the most recent fiscal period was due primarily to an increase in shareholder communication expenditures, professional fees and mineral properties investigation costs.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of the National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this **24th** day of June, 2005.

Per: *"Douglas B. Brooks"*
Douglas B. Brooks, President

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Maximum Ventures Inc.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

March 31, 2005

Item 3. **Press Release**

Press Release dated June 27, 2005 and disseminated to the Vancouver Stockwatch Magazine, British Columbia Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer is pleased to announce that its unaudited interim financial statements for the six-month period ended March 31, 2005 have been filed.

Item 5. **Full Description of Material Change**

The Issuer announces that its unaudited interim financial statements for the six-month period ended March 31, 2005 have been filed. The Company incurred a net loss of $235,674 ($0.01 per share) for the period ended March 31, 2005, as compared to a net loss of $113,840 ($0.01 per share) for the period ended March 31, 2004. The increase in net loss for the most recent fiscal period was due primarily to an increase in professional fees, mineral properties investigation costs and bank and interest charges.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of the National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this **27th** day of June, 2005.

Per: ***"Douglas B. Brooks"***
Douglas B. Brooks, President

82-3923

FORM 51-102F3
MATERIAL CHANGE REPORT

UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Maximum Ventures Inc.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

June 30, 2005

Item 3. **Press Release**

Press Release dated June 30, 2005 and disseminated to the Canada Stockwatch Magazine, British Columbia Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer is pleased to announce that Georgia Knight has consented to act as a director of the Company.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that Georgia Knight has consented to act as a director of the Company.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of the National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this **7th** day of July, 2005.

Per: ***"Douglas B. Brooks"***
Douglas B. Brooks, President

82-3923

TSX venture EXCHANGE

September 16, 2004

Beruschi and Company
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

COPY

Attention: **Douglas E. Eacrett**

Dear Sirs\Mesdames:

Re: **MAXIMUM VENTURES LTD. ("MVI")**
Private Placement-Non-Brokered
Submission No: 88929

This is to confirm that TSX Venture Exchange has accepted for filing documentation with respect to the second (and final) tranche of a Non-Brokered Private Placement announced November 6, 2003:

Number of Shares:	7,749,020 shares
Purchase Price:	$0.1275 per share
Warrants:	7,749,020 share purchase warrants to purchase 7,749,020 shares
Warrant Exercise Price:	$0.25 for a two year period
Number of Placees:	20 placees

No Insider / Pro Group Participation

Finder's Fee:	$27,000 payable to West Oak Capital (Stu Rogers). $50,300 payable to Toro Ventures Inc.

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly.

COPY

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 488-3105 / FAX: (604) 844-7502 / EMAIL: elizabeth.mao@tsxventure.com.

Yours truly,

Elizabeth Mao

Elizabeth Mao
Analyst
Listed Issuer Services

EM/sm

File: ::ODMA\PCDOCS\DOCP\136011\1

82-3923

SCHEDULE OF REPORTING OBLIGATIONS (12g3-2(b))

MAXIMUM VENTURES INC.
(the "Issuer")

Abbreviations referred to herein:
British Columbia *Business Corporations Act* ("BCBCA")
British Columbia *Securities Act* ("BCSA")
British Columbia Registrar of Companies ("Registrar")

Name of Document	Requirement	Applicable Date for the Issuer
A. Notice of Change of Address	Pursuant to Section 35 of the BCBCA, a company may change its registered office or its records office by passing a resolution authorizing the change and filing with the Registrar a notice of change.	Upon the change in office having been authorized and the company proceeding with the change
B. Notice of Alteration	Pursuant to Subsection 257 of the BCBCA, a company may file a notice of alteration to the notice of articles with the Registrar in accordance with the provisions of the BCBCA altering the company name and/or translating the company's name and/or altering the application of the Pre-existing Company Provisions and/or special rights or restrictions and/or the company's authorized share structure upon the company having been authorized to do so by resolution or court order as required under the BCBCA.	Upon the alteration having been authorized and the company proceeding with the change
C. Notice of Change of Directors	Pursuant to Subsection 127(1) of the BCBCA, every company shall, within 15 days after a change in its directors or in the prescribed address of any of its directors, complete and file with the Registrar a notice of change of directors.	Upon a change of a director or change of prescribed address of a director
D. Annual Report	Pursuant to Section 51 of the BCBCA, every company shall annually, within 2 months after each anniversary of the date on which the company was recognized, file with the Registrar an annual report in the form established by the Registrar containing information that is current to the most recent anniversary.	Issuer's anniversary date is June 24 of every year
E. Annual General Meeting		
1. Notice to Fix Record Date	Pursuant to Subsection 2.1 of National Instrument 54-101, a reporting issuer shall fix a record date for the determination of those security holders entitled to receive notice of a meeting of security holders to be a date not fewer than 30 days or more than 60 days prior to the date of the meeting. Pursuant to Subsection 2.2 of National Instrument 54-101, notice of the meeting and record date must be filed with the Alberta and British Columbia Securities Commissions and given to the TSX Venture Exchange and clearing agencies at least 25 days before the record date.	2005 - record date was July 27, 2005

2. Notice of Meeting	Pursuant to Section 169 of the BCBCA, every company shall give notice of a general meeting to each shareholder entitled to attend the meeting at least 21 days before the meeting. Pursuant to Subsection 9.3 of National Instrument 51-102, a reporting issuer must promptly file a copy of the notice with the Alberta and British Columbia Securities Commissions and, pursuant to Subsection 3.4 of TSX Venture Exchange Policy 3.2, with the TSX Venture Exchange.	2005 - mailed August 5, 2005 2005 – filed August 5, 2005
3. Proxy Solicitation	Pursuant to Subsection 9.1 of National Instrument 51-102, a reporting issuer must send a Form of Proxy with the Notice of Meeting. Pursuant to Subsection 9.3 of National Instrument 51-102, a reporting issuer must promptly file a copy of the Form of Proxy with the Alberta and British Columbia Securities Commissions and, pursuant to Subsection 3.4 of TSX Venture Exchange Policy 3.2, with the TSX Venture Exchange.	2005 - mailed August 5, 2005 2005 – filed August 5, 2005
4. Information Circular	Pursuant to Subsection 9.1 of National Instrument 51-102, a reporting issuer must send an Information Circular with the Notice of Meeting to each registered shareholder whose proxy is solicited. Pursuant to Subsection 9.3 of National Instrument 51-102, a reporting issuer must promptly file a copy of the information circular with the Alberta and British Columbia Securities Commissions and, pursuant to Subsection 3.4 of TSX Venture Exchange Policy 3.2, with the TSX Venture Exchange.	2005 - mailed August 5, 2005 2005 – filed August 5, 2005
5. Statement of Executive Compensation	Pursuant to Form 51-102F5, the Information Circular must include a Statement of Executive Compensation.	
6. Request Form	Pursuant to Subsection 4.6 of National Instrument 51-102, a reporting issuer must send annually a request form to the registered holders and beneficial owners of its securities, other than debt instruments, that the registered holders and beneficial owners may use to request a copy of the reporting issuer's annual financial statements and MD&A for the annual financial statements, the interim financial statements and MD&A for the interim financial statements, or both.	2005 - mailed August 5, 2005
F. Audited Financial Statements and Management's Discussion and Analysis ("MD&A")	Pursuant to Subsections 4.2 and 5.1 of National Instrument 51-102, a venture issuer must file its annual financial statements with auditor's report and MD&A with the Alberta and British Columbia Securities Commissions on or before 120th day after the end of its most recently completed financial year.	The Issuer's year end is September 30 Filed May 30, 2005
	Pursuant to Subsections 4.6 and 5.6 of National Instrument 51-102, if a registered holder or beneficial owner requests the reporting issuer's annual financial statements, the reporting issuer must	Mailed to all shareholders August 5, 2005 (as at the date of this form, the requirement to mail to all

	send a copy of the requested financial statements to the person or company that made the request, without charge, by the later of (a) the filing deadline for the financial statements requested; and (b) 10 calendar days after the issuer receives the request.	shareholders is no longer in effect)
	Pursuant to Section 2 of Multilateral Instrument 52-109, an issuer must certify its annual filings by filing certificates signed by the issuer's chief executive officer and chief financial officer respectively concurrently with the latest of filing an Annual Information Form or its annual financial statements and annual MD&A.	Filed May 30, 2005
G. Interim Financial Statements and MD&A	Pursuant to Subsections 4.2 and 5.1 of National Instrument 51-102, a venture issuer must file its interim financial statements and MD&A with the Alberta and British Columbia Securities Commissions on or before the 60th day after the end of the interim period.	1st period ends December 31 2nd period ends March 31 3rd period ends June 30
	Pursuant to Subsections 4.6 and 5.6 of National Instrument 51-102, if a registered holder or beneficial owner requests the reporting issuer's interim financial statements and MD&A, the reporting issuer must send a copy of the requested financial statements and MD&A to the person or company that made the request, without charge, by the later of (a) the filing deadline for the financial statements & MD&A requested; and (b) 10 calendar days after the issuer receives the request.	
	Pursuant to Section 3 of Multilateral Instrument 52-109, an issuer must certify its interim filings by filing certificates signed by the issuer's chief executive officer and chief financial officer respectively concurrently with the filing its interim financial statements and interim MD&A.	
H. Listing Agreement	Filed with and made public by the TSX Venture Exchange in support of an application for listing on the TSX Venture Exchange by an issuer.	
I. Filing Statement	Filed with and made public by the TSX Venture Exchange when requested by them pursuant to a company's listing agreement.	When requested by Exchange
J. Prospectus	Filed with the British Columbia Securities Commission pursuant to Section 61 of the BCSA when a company distributes securities unless exempted under the BCSA or the regulations.	None
K. Offering Memorandum	Filed with the British Columbia Securities Commission and the TSX Venture Exchange when a company distributes securities by way of a private placement pursuant to specific exemptions under Multilateral Instrument 45-103 or a Section 76 Order not later than 10 days after the distribution.	Upon making a private distribution requiring an Offering Memorandum

L. News Releases	Disseminated to the public and filed with the Alberta and British Columbia Securities Commissions pursuant to Section 85 of the BCSA (British Columbia Securities Commission) and Subsection 7.1 of National Instrument 51-102 (Alberta and British Columbia Securities Commissions) as soon as practicable after a material change occurs in the affairs of a reporting issuer.	Upon the occurrence of a material change
M. Section 76 Orders	Issued by the British Columbia Securities Commission pursuant to Section 76 of the BCSA where an application is made by an issuer where Section 61 of the BCSA does not apply to a trade, intended trade, security or person.	When order for an exemption required
N. Exempt Distribution Report	When an issuer distributes a securities in reliance on a statutory exemption under Subsection 74 (2) (1) to (5), (16) (i), (18) or (23) of the BCSA or Subsection 128 (e) to (f) of the Rules promulgated under the BCSA or Subsection 3.1(2), 4.1(2), 4.1(4), or 5.1(2) of Multilateral Instrument 45-103, the issuer shall file an exempt distribution report not later than 10 days after the distribution and shall forward a copy to the TSX Venture Exchange.	Upon distribution of the securities
O. Material Change Report	Filed with the Alberta and British Columbia Securities Commissions pursuant to Section 85 of the BCSA (British Columbia Securities Commission) and Subsection 7.1 of National Instrument 51-102 (Alberta and British Columbia Securities Commissions) within 10 days after the date on which a material change occurs and filed with the TSX Venture Exchange pursuant to its policies.	Within 10 days of a material change
P. TSX Venture Exchange Letters of Approval	Issued by the TSX Venture Exchange pursuant to a request by an issuer for their approval to certain matters or transactions pursuant to its policies.	When issued by the TSX Venture Exchange
R. Insider Reports	Pursuant to Section 87 of the BCSA and National Instrument 55-102, a person who is an insider of a reporting issuer shall, within 10 days of becoming an insider (unless he does not have any direct or indirect beneficial ownership of, or control or direction over securities of a reporting issuer) or within 10 days of the person entering into a transaction involving a security of the reporting issuer or, for any other reason, changing the person's direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer from that shown or required to be shown in the latest insider report filed by the person, or the person entering into a transaction involving a related financial instrument, file an insider report with the Alberta and British Columbia Securities Commissions.	Not applicable to the Issuer. Only applicable to the Issuer if it becomes an insider under the provisions of the BCSA. An insider, not the Issuer, is responsible for the filing of the insider report and accordingly, the Issuer cannot ensure compliance